IMRIS Inc.

Annual Information Form

For the Year Ended

December 31, 2010

FEBRUARY 28, 2011

TABLE OF CONTENTS

TABLE OF CONTENTS		1
FORWARD-LOOKING AND OTHER STATEMENTS		2
GENERAL MATTERS		4
1.	CORPORATE STRUCTURE	8
2.	GENERAL DEVELOPMENT OF THE BUSINESS	8
3.	NARRATIVE DESCRIPTION OF THE BUSINESS	10
4.	DIVIDENDS	41
5.	CAPITAL STRUCTURE	42
6.	MARKET FOR SECURITIES	43
7.	ESCROWED SECURITIES	43
8.	DIRECTORS AND OFFICERS	44
9.	LEGAL PROCEEDINGS	49
10.	INTERESTS IN MATERIAL TRANSACTIONS	49
11.	TRANSFER AGENT AND REGISTRAR	49
12.	MATERIAL CONTRACTS	49
13.	INTERESTS OF EXPERTS	50
14.	ADDITIONAL INFORMATION	50
APPENDIX “A”		51
APPENDIX “B”		58

FORWARD-LOOKING AND OTHER STATEMENTS

This Annual Information Form (“AIF”), including the documents incorporated by reference, contains forward-looking statements. These statements relate to future events or future performance and reflect our expectations and assumptions regarding our growth, results of operations, performance and business prospects and opportunities. Such forward-looking statements reflect our current beliefs and are based on information currently available to us. In some cases, forward- looking statements can be identified by terminology such as “may”, “would”, “could”, “will”, “should”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other similar expressions concerning matters that are not historical facts. The forward-looking statements in this AIF include, among others, statements regarding our future operating results, economic performance and product development efforts, and statements in respect of:

•	our expected future losses and accumulated deficit levels;

•	our ability to recognize revenues from sales of our products when expected or at all;

•	our backlog;

•	our expected growth in revenues;

•	our gross profit percentage;

•	the dependence of our future revenue on a limited number of new customers;

•	our ability to satisfy customer demand for our systems;

•	our ability to maintain the relationships needed for the support and maintenance of our systems;

•	our ability to obtain a sufficient supply of the components needed for our systems;

•	our strategy with respect to the protection of our intellectual property;

•	our strategy for developing new products and modifications to existing products;

•	our requirement for, and our ability to obtain, future funding on favorable terms or at all;

•	our potential sources of funding;

•	the effect of litigation on our business;

•	the benefits of our systems;

•	our expected product deliveries;

•	capital expenditures;

•	cash flow estimates and the sufficiency thereof;

•	our adoption of United States Generally Accepted Accounting Principles (“US GAAP”)

•	our operating expenses;

•	our plans to invest in research and development (“R&D”);

•	our business strategy;

•	our plans for the growth of our business domestically and internationally;

•	our intentions with respect to developing strategic partnerships for the design, development and marketing of existing and future products;

•	our assessment of the benefits of our systems to patients, clinicians and hospitals;

•	our plans for new applications of our core technology;

•	our plan to increase our service capacity;

•	our development plans in conjunction with Varian Medical Systems (“Varian”) and the success thereof;

•	our intentions with respect to creating long-term customer relationships; and

•	our plans to seek and maintain regulatory clearance for our products.

A number of factors could cause actual events, performance or results, including those in respect of the foregoing items, to differ materially from the events, performance and results discussed in the forward-looking statements. Factors that could cause actual events, performance or results to differ materially from those set forth in the forward-looking statements include, but are not limited to:

•	the extent of our future losses;

•	deferrals of customer orders or delays in manufacturing, delivering and installing a system;

•	loss of suppliers or increases to the cost of the components of our systems;

•	our ability to attract and retain strategic partners and key personnel;

•	damage to our manufacturing facility or its failure to accommodate future sales growth;

•	market competition and technological advances of competitive products and treatments;

•	our ability to obtain and protect our intellectual property rights to existing and future products;

•	the expense and potential harm to our business of intellectual property litigation;

•	the failure to obtain, delay in or withdrawal of necessary government regulatory approvals for existing products or future products or modifications;

•	our ability to develop new products and manage growth;

•	our ability to obtain future financing and on commercially reasonable terms;

•	the ability of our customers to obtain adequate reimbursement from third party payers for the use of our products;

•	the impact of future legislative or regulatory changes;

•	the impact of product liability or warranty claims;

•	foreign currency fluctuations;

•	our exposure to risks resulting from our international sales and operations, including the requirement to comply with export control and economic sanctions laws;

•	changes in economic conditions;

•	stock market volatility;

•	our exposure to credit risk for accounts receivable;

•	our ability to convert any letter of intent or nonbinding memorandum of understanding into a binding agreement; and

•	additional risks and uncertainties, many of which are beyond our control, referred to under “Risks Related to our Business” and elsewhere in this AIF and the documents incorporated by reference.

Although the forward-looking statements contained in this AIF and in the documents incorporated by reference are based on what we consider to be reasonable assumptions based on information currently available to us, there can be no assurance that actual events, performance or results will be consistent with these forward-looking statements, and our assumptions may prove to be incorrect. These forward-looking statements are made as of the date of this AIF.

Forward-looking statements made in a document incorporated by reference into this AIF are made as of the date of the original document and have not been updated by us except as expressly provided for in this AIF. Except as required under applicable securities legislation, we undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

GENERAL MATTERS

Unless otherwise noted or the context otherwise indicates, in this AIF the terms “IMRIS”, “we”, “us”, “our” or the “Corporation” refer to IMRIS Inc. and the wholly-owned subsidiaries through which it conducts business. Our trademarks are “IMRIS”, “IMRISneuro”, and “IMRIScardio”. This AIF contains company names, product names, trade names, trademarks and service marks of other organizations, all of which are the property of their respective owners.

Documents incorporated by reference may include market share information and industry data and forecasts obtained from independent industry publications and surveys. References in such documents to research reports, surveys or articles should not be construed as depicting the complete findings of the entire referenced report, survey or article. The information in any such report, survey or article is not incorporated by reference into this AIF. Although we believe these sources are reliable, we have not independently verified any of the data nor ascertained the underlying economic assumptions relied upon in such reports, surveys or articles. Some data is also based on our estimates, which are derived from our review of our internal surveys, as well as independent sources. We cannot and do not provide any assurance as to the accuracy or completeness of such information. Market forecasts, in particular, are likely to be inaccurate, especially in respect of emerging markets, such as those for our products, or over long periods of time.

You should not assume that the information contained herein is accurate as of any date other than the date on the front of this AIF, unless otherwise noted or as required by law. It should be assumed that the information appearing in this AIF and the documents incorporated by reference are accurate only as of their respective dates. Our business, financial condition, results of operations or prospects may have changed since those dates.

Certain terms and phrases used in this AIF are defined in the “Glossary of Certain Terms”.

In this AIF, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. All references to “dollars”, “C$” or “$” are to Canadian dollars and all references to “US$” are to United States dollars.

GLOSSARY OF CERTAIN TERMS

“510(k) clearance” is an FDA submission where the applicant seeks to demonstrate that a medical device is at least as safe and effective, or substantially equivalent, to a device that has previously been approved.

“ablation” is a medical procedure whereby selected tissue is intentionally killed using heating or freezing.

“ablation catheters” are medical devices that are used to heat or cool tissue as a part of an ablation procedure.

“angiography” is a fluoroscopic technique in which a contrast agent is injected into a patient’s vasculature in order to allow imaging of the vessels or other structures.

“arrhythmia” is an abnormal heart rate or rhythm.

“atrial fibrillation” is a form of sustained cardiac arrhythmia caused by rapid, random contractions of the atrial region of the heart; it occurs when the electrical signal becomes irregular and causes disorganized and rapid contractions of the atria.

“bi-plane angiography” involves the use of two simultaneous angiographic views, often at right angles, to provide a three-dimensional view of the anatomy of interest.

“brain tumor resection” is the surgical removal of a brain tumor.

“cardiovascular conditions” are medical conditions or diseases that affect the heart or the vasculature of the heart.

“cardiovascular intervention” is the use of catheter-based techniques with fluoroscopy to treat the heart and blood vessels.

“catheter” is a medical device that is guided through the vasculature to perform an intervention.

“CE” as in “CE Mark” is an acronym for Conformité Européene, an organization which certifies that a product has met European Union health, safety, and environmental requirements and represents compliance with the applicable Medical Device Directives of the European Union.

“chemotherapy” is the treatment of illness by chemical means; it is used primarily to refer to the chemical treatment of cancer.

“Class I Device” is a medical device that the FDA believes presents a very low risk to the consumer and which is substantially equivalent to other products already on the market. These devices are subject only to general controls.

“Class II Device” is a medical device for which general controls alone are insufficient to assure safety and effectiveness, but in respect of which additional existing methods are available to provide such assurances. Therefore, Class II devices are subject to special controls in addition to the general controls of Class I devices.

“Class III Device” is the most stringent category for a medical device for which insufficient information exists to assure safety and effectiveness solely through general or special controls. Class III devices are usually those that support or sustain human life, are of substantial importance in preventing impairment of human health, or which present a potential, unreasonable risk of illness or injury.

“contrast agent” is a fluid that is injected into the bloodstream of a patient and provides a darker image than its surrounded structure when viewed using x-rays.

“core” is the part of the brain tissue that has died during a stroke.

“CT” is computed tomography, where a computer is used to assemble a series of x-ray images in order to create a three-dimensional image of the anatomy of interest.

“DICOM” means the Digital Imaging and Communications in Medicine technical protocols.

“diffusion weighted imaging” provides a means of measuring the core volume of a stroke.

“FDA” is the United States Food and Drug Administration.

“fluoroscopy” is an imaging technique that projects real-time x-ray images onto a monitor located in the interventional suite.

“hemorrhagic stroke” is type of stroke in which the affected vessel is bleeding into the brain.

“image-guided therapy system” or “image-guided therapy system solution” is an integrated suite of products and technologies that permit imaging during a surgical or interventional procedure.

“imaging coils” are devices that are used in conjunction with an MR scanner to receive signals from the anatomy of the patient.

“imaging modalities” are different approaches to the imaging of patient anatomy using different technologies, such as ultrasound, CT, fluoroscopy and MR.

“International Electrotechnical Commission” is a global organization that prepares and publishes international standards for all electrical, electronic and related technologies.

“interventional cardiovascular procedure” is a medical procedure during which a clinician inserts a device into the heart through the vasculature.

“interventional neurovascular procedure” is a medical procedure during which a clinician inserts a device into the brain through the vasculature.

“interventional suite” is any suite where a minimally invasive procedure is completed.

“intravenous thrombolytic drug” is a drug that has the ability to dissolve a clot or obstruction in the vasculature.

“ionizing radiation” is radiation that has the ability to ionize matter.

“ischemic stroke” occurs when a clot of material becomes lodged in a sensitive cerebral artery, resulting in a significant reduction in the flow of blood, and its nutrients and oxygen, to the area of the brain supplied by the artery.

“ISO certification” is the certification given by the International Organization for Standardization, which is a non-governmental organization that publishes international industrial and commercial standards.

“Medical Device Directives” covers the regulatory requirements for the European Union for Medical Devices.

“microsurgery” dissection of tiny structures under the microscope with the use of extremely small instruments.

“MR” is magnetic resonance, which is the physical phenomena underlying the imaging ability of an MR scanner.

“MR imaging” produces high resolution images of a patient’s anatomy by measuring the unique manner in which certain molecules in the body react to radio frequency signals in the presence of a magnetic field generated by a superconducting magnet.

“MR scanner” is a medical device that uses MR imaging to provide images of anatomy.

“MR transport system” is our proprietary, computer-controlled transport system that allows for the movement of the MR scanner and its associated equipment from one imaging location to another.

“necrotic” means dead; necrotic tissue is dead tissue.

“neuro-modulation” is the electrical stimulation of a peripheral nerve, the spinal cord, or the brain for relief of pain or the treatment of other neurological disorders; it may be done directly through the skin or with an implanted stimulating device.

“neurosurgical applications” are surgical or interventional procedures that have to do with the brain and the nervous system of the brain.

“neurosurgical procedure” is surgery performed on the nervous system or the brain.

“neurovascular conditions” are conditions pertaining to both the nervous and vascular elements, or to nerves controlling the caliber of blood vessels.

“perfusion CT” is an imaging process where CT images are recorded while a contrast dye is fed to the brain to allow a view of blood flow.

“perfusion MR imaging” is an imaging process where MR images are recorded while a contrast dye is fed to the brain to allow a view of blood flow.

“radiation therapy” is the treatment of disease, usually cancer, by ionizing radiation in order to deliver an optimal dose of either particulate or electromagnetic radiation to a particular area of the body with minimal damage to normal tissues.

“radio-frequency (RF) energy” is a form of electrical energy in the frequency range of 300 kilohertz (kHz) to 1 megahertz (MHz).

“radio-frequency shielding systems” are copper shields installed in the walls around an MR scanner, which are required to protect an MR scanner from radio interference.

“single plane angiography” is the use of a single plane view of angiography, providing a two-dimensional view of the anatomy of interest.

“Tesla” is the unit of measurement for the strength of a magnetic field generated by a magnet, including that inside an MR scanner.

“thrombolytic drug” is a drug that is administered intravenously to dissolve blood clots in order to clear a blocked artery.

“TPA” is a thrombolytic drug.

“TÜV SÜD” is a globally recognized testing, inspection and certification organization.

“ultrasound” is a diagnostic imaging technique used to visualize body structures using sound waves.

“Underwriters Laboratories Inc. (“UL”)” is a privately owned and operated product safety testing and certification program.

“vasculature” is any part of the circulatory system.

1.	CORPORATE STRUCTURE

IMRIS was incorporated under the Canada Business Corporations Act on May 18, 2005. On May 20, 2005, we acquired all of the assets and assumed all of the liabilities of Innovative Magnetic Resonance Imaging Systems Inc., which we refer to in this AIF as “Innovative”. On November 18, 2005, we acquired control of Innovative and we amalgamated with Innovative on December 31, 2005. On October 26, 2007, our articles of amalgamation were amended to, among other things, create a class of preferred shares, unlimited in number and which may be issued from time to time in one or more series. Consequently, we are authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares. On February 5, 2010, we acquired all of the shares of NeuroArm Surgical Limited (“NASL”).

We own, directly or indirectly, all of the outstanding shares of our subsidiaries: IMRIS, Inc. (incorporated under the laws of Delaware, USA); IMRIS (Europe) SPRL, (incorporated in Belgium); IMRIS Germany GMBH (incorporated in Germany); IMRIS India Private Limited (incorporated in India); IMRIS KK (incorporated in Japan); and NASL (incorporated under the laws of Alberta, Canada and continued under the federal laws of Canada in April 2010).

Our principal office is located at 100 - 1370 Sony Place, Winnipeg, Manitoba, R3T 1N5.

2.	GENERAL DEVELOPMENT OF THE BUSINESS

2.1	General Description of the Business

IMRIS provides fully integrated image guided therapy solutions that deliver timely information to clinicians during surgical or interventional procedures. IMRIS systems incorporate multiple imaging modalities including MR imaging, fluoroscopy and computed tomography into fully integrated imaging suites. All IMRIS systems are designed to assist clinicians to improve outcomes for their patients and use a variety of patented technologies that enhance patient safety, operating room efficiency and offer enhanced financial utility for hospitals.

2.2	Three-Year History

Fiscal 2010

We substantially completed the installation of 13 IMRIS systems during 2010, bringing to 32 the number of units installed at December 31, 2010.

We received purchase orders for ten new systems in 2010, contributing to a backlog of $118.2 million at December 31, 2010 versus $112.7 million at December 31, 2009. As at December 31, 2010 we had sold 45 systems. Of these, 28 are in the United States, eight are in Canada, four are in Europe/the Middle East and five are in the Asia Pacific region.

We continued our global expansion in 2010 with the sales in the United States, Canada, Europe, the Middle East and Australia.

We received regulatory approvals in Korea for the 1.5 Tesla and 3.0 Tesla versions of IMRISneuro and regulatory clearance for IMRISNV and IMRIScardio in Australia.

We completed an equity financing with the issuance of 11,100,000 Common Shares for net proceeds of $50.9 million and listed our Common Shares on the NASDAQ Global Market exchange.

At the end of 2010, we had 154 employees at locations around the world including Canada, the United States, Japan, Europe, India and China.

In February 2010, we entered into a definitive agreement to acquire NASL, a privately held company based in Calgary, Alberta, and its magnetic resonance-compatible neurosurgical robot. In conjunction with the acquisition, we also entered into a memorandum of understanding with MacDonald Dettwiler and Associates Limited to create the next generation of the technology. As consideration for the acquisition of NASL including its technology, patents, and associated intellectual property, 1.6 million IMRIS Common Shares were issued from treasury.

In October 2010 we announced a co-development agreement with Varian to create an innovative new MR-guided radiation therapy system for use in treating a variety of cancers. Under the terms of the agreement, our two companies plan to develop a solution that combines IMRIS’ proprietary MR imaging technology with Varian’s TrueBeamTM system.

Fiscal 2009

We substantially completed the installation of six IMRIS systems during 2009, bringing to 19 the number of units installed and in operation at December 31, 2009.

We received purchase orders for ten new systems in 2009, (as well as three upgrades to existing system orders) increasing our order backlog from $78.2 million as at December 31, 2008 to $112.7 million at the end of 2009. As at December 31, 2009 we had sold 35 systems. Of these, 25 are in the United States, five are in Canada, one is in Europe and four are in the Asia Pacific region.

We sold our first IMRISneuro system in Europe and the established regional organizations for North America, Europe and the Middle East and China. Each of these organizations is responsible for sales, customer service, program management and product sales support.

We completed regulatory approvals allowing us to market and sell IMRISNV and IMRIScardio in Canada (Health Canada), the United States (FDA) and Europe (CE). Following the regulatory approvals, we formally launched our new IMRISNV and IMRIScardio and sold three of these systems during the balance of the year. We also received regulatory approvals in Japan for the 1.5 Tesla version of IMRISneuro.

We completed an equity financing with the issuance of 3,697,250 Common Shares for net proceeds of $19.3 million. The proceeds of the offering are being used to fund the Corporation’s working capital and general corporate purposes.

We entered into a renewed and expanded OEM agreement with Siemens Healthcare for the supply of MR scanners and angiography systems as component parts for IMRIS’s image guided therapy suites.

At the end of 2009, we had 139 employees at locations around the world including Canada, the United States, India, Japan, Europe and China.

Fiscal 2008

We substantially completed the installation of five IMRISneuro systems during 2008, bringing to 13 the number of units installed to December 31, 2008.

We received purchase orders for ten additional systems in 2008, increasing our order backlog from $34.4 million as at December 31, 2007 to $78.2 million at the end of 2008. As at December 31, 2008 we had sold 25 systems, with 12 units in clinical operation. Of the 25 systems sold, 17 are in the United States, five are in Canada and three are in the Asia Pacific region.

We expanded our global operations in 2008 by opening an office in Belgium to serve the European market, an office in Tokyo to serve the Japanese market and by establishing a presence in Australia. We also substantially completed the installation of our first two systems in Asia Pacific during the year and received our first order from Australia for a system for delivery to Canberra Hospital.

We completed development of the 3.0 Tesla version of IMRISneuro, which provides our customers with an optional higher field strength solution, and which provides for shorter scan times or enhanced image quality. The Corporation released the new version in the fourth quarter of 2008, following regulatory approval, further strengthening our product offering and opening new market opportunities.

We also substantially completed the development of our IMRIScardio system during the year, with an expectation of releasing the product for marketing in mid 2009 following regulatory approval.

In December 2008 we entered into a letter of intent with the University Health Network in Toronto for the development and commercialization of MR-guided radiation therapy and interventional procedures. The goals of the collaboration include the development of new technologies, the establishment of clinical workflows and the validation of the benefits of MR guided radiation therapy technology to both the patient and the health system. Planned applications include the integration of the IMRIS technology with external beam radiation therapy, MR guided biopsies and brachytherapy of the prostate. The collaboration signals the entry of IMRIS into the field of image guided radiation therapy, expanding on its existing expertise in neurosurgery.

3.	NARRATIVE DESCRIPTION OF THE BUSINESS

3.1	Industry Overview

Image-Guided Therapy

Image-guided therapy is the ability to obtain images of patient anatomy during the course of a surgical or interventional procedure. Historically, surgeons relied on pre-operative images to plan procedures and post-operative images to confirm whether the procedure had achieved the desired results. Over the last several decades, however, solutions have emerged that provide clinicians with images of patient anatomy obtained while procedures are in process. The information provided by these real-time images provides clinicians with the ability to make adjustments to a procedure while it is in process, which we believe leads to improved patient outcomes and reduces the need for repeat procedures.

Imaging modalities used today include ultrasound, fluoroscopy, computed tomography (“CT”) and magnetic resonance (“MR”). Ultrasound, fluoroscopy, and CT are well-suited for some applications, but each has certain limitations for both the clinical team and the patient.

•      Ultrasound is a well-established imaging technology with limited deleterious effects on the patient or the surgical team, but its relatively poor image quality makes it of limited use for certain clinical procedures.

•      Fluoroscopy is an imaging technique that projects real-time x-ray images onto a monitor located in the interventional suite. Fluoroscopy, when combined with a contrast agent, can be used to image the patient’s vasculature and to track diagnostic or interventional devices. Fluoroscopy produces rapid, high-resolution images, however this technique exposes patients and hospital staff to potentially harmful radiation, limiting the duration and frequency of its use and requiring that precautions be used to protect against overexposure.

•      CT imaging uses a computer to assemble a series of x-ray images in order to create a three-dimensional image of the anatomy of interest. CT achieves a high standard of spatial resolution and precision for image-guided therapy, however it is not as precise as MR imaging for revealing soft tissue structures. CT scanning, like fluoroscopy, is based on x-ray imaging, and requires that the surgical team be constantly protected from overexposure to radiation.

•      MR imaging produces high-resolution images of a patient’s anatomy by measuring the unique manner in which molecules in the body react to radio frequency signals in the presence of a magnetic field generated by a superconducting magnet. The benefits of MR imaging for diagnostic purposes have long been accepted by the medical community, and the use of MR imaging during surgery is more recently gaining wider acceptance. One major advantage of MR imaging over the other modalities is that it provides high-resolution images with substantially better soft tissue contrast than any other imaging modality, making it ideal for certain types of surgeries and interventional procedures. Another advantage is that MR imaging does not expose the patient or surgical team to any potentially harmful radiation.

MR imaging can be used for a variety of diagnostic applications, such as revealing tissue structure, probing tissue function and examining physiology. The ability of MR to provide high soft tissue contrast has allowed neurosurgeons to better differentiate tumors from adjacent healthy tissue. MR can also be used to measure the clinical effectiveness of surgical procedures. In addition, physiological data collected during MR imaging, such as studies of blood flow in the brain and other organs, have enhanced the diagnostic capabilities and surgical applications of MR imaging.

Image-Guided Therapy for Neurosurgical Applications

According to the Central Brain Tumor Registry of the United States (“CBTRUS”) it is estimated that more than 124,000 persons were living with a diagnosis of malignant brain tumors and another 488,000 were living with non malignant tumors in 2004. CBTRUS estimated that there will be an additional 62,930 cases of primary non-malignant and malignant brain and central system tumors diagnosed in 2010. The American Cancer Society estimated that 12,920 deaths were attributed to primary malignant brain and central nervous system tumors in 2009.

The ability of MR imaging to provide soft tissue contrast without ionizing radiation makes it an ideal imaging modality for a variety of neurosurgical procedures, such as brain tumor resection, the implanting of neuro-modulation devices in the brain and the repair of blood vessel malformations. The most prevalent use is for brain tumor resection, where the ability to identify residual tumors is of the utmost importance to the surgeon. Due to the invasive nature of brain tumor resections and the importance of minimizing their impact on normal brain functions, this procedure particularly benefits from MR’s unique ability to distinguish between healthy and diseased brain tissue.

The goal of brain tumor resection is to remove the entire tumor whenever possible since a tumor is likely to recur if any tumor cells are left behind. Most tumor resections today are performed by surgeons who rely on pre-operative images to plan the procedure and post-operative images to confirm whether the procedure has achieved the desired results. Without the detailed information available from MR images taken during the surgery however, a surgical team may be forced to take an overly conservative approach to the removal of a tumor in order to preserve healthy surrounding tissue. One independent peer-reviewed study published in 2004 in Radiology (a journal devoted to clinical radiology) indicated that MR imaging during surgery resulted in the modification of surgical strategy (i.e., led to additional tumor resection or the correction of the placement of a biopsy needle) in 27.5% of the cases where it was used. Where the neurosurgery specifically involved tumor resection, MR images obtained during surgery resulted in extended tumor removal in 38.7% of cases. In the case of pituitary tumors, the study showed that the use of MR imaging during surgery increased the rate of complete tumor removal from 56.2% to 87.5%.

Notwithstanding its surgical utility, the use of MR imaging in the surgical context has historically been limited by several concerns:

•      The powerful magnetic field of the MR scanner is always turned on, which means that the presence of the scanner in the operating room during surgery is disruptive to normal surgical procedures and may require special, MR-compatible equipment.

•      Placing the MR scanner outside the operating room and moving the patient to the scanner during surgery gives rise to patient safety concerns, regarding sterility and the effects of movement, coupled with the disruption posed to clinical workflow by such movement.

•      The dedication of a high-field MR scanner for surgical use in an operating room means the operating room is generally not available for other procedures and the scanner is not available for diagnostics, which reduces the ability of hospitals to utilize their assets.

Other companies have attempted to address these concerns through two primary approaches, one involving use of low field scanners in the operating room and the other involving deployment of systems to move the patient to an adjacent MR scanner during surgery. The approach using low field scanning systems produces low-resolution images with limited clinical utility. Movement of the patient to the MR scanner during surgery gives rise to patient safety concerns and interferes with normal clinical workflow. As a result of these limitations, these approaches have experienced limited commercial success.

IMRISneuro was introduced to the market in 2005, and adopts a new approach to imaging, whereby a high field MR scanner is moved to the patient for imaging, rather than the patient being moved to the scanner. IMRISneuro uses patented technology to move the MR scanner from an adjacent diagnostic suite on an overhead set of rails and to place it directly over a stationary patient for imaging during the surgical procedure. Once the imaging sequence is complete, the MR scanner is removed from the operating room and repositioned in the diagnostic suite. This approach offers all of the benefits of high-resolution MR imaging while overcoming the limitations of the other systems on the market today. For that reason, we believe, IMRISneuro is rapidly becoming the image-guided therapy system of choice for neuroscience centres.

Image-Guided Therapy for Neurovascular Applications

According to the American Heart Association’s Heart and Stroke Facts for 2010, stroke ranks third among all causes of death, behind diseases of the heart and cancer. Each year, about 795,000 people experience a new or recurrent stroke, of which approximately 610,000 of these are first attacks, and approximately 185,000 are recurrent attacks. Approximately 87% of all strokes are ischemic, or the result of a blockage in a sensitive cerebral artery, and the remaining 13% of all strokes are hemorrhagic, or the result of internal bleeding within the brain.

Neurovascular conditions can be broken into two primary groups consisting of those that require immediate attention, and those that are less urgent and can be attended to on an elective basis. In the first group, the most prevalent condition is stroke. An ischemic stroke occurs when a clot of material becomes lodged in a sensitive cerebral artery, resulting in a significant reduction in the flow of blood, and its nutrients and oxygen, to the area of the brain supplied by the artery. If treated quickly, the potential for long-term deleterious effects on the patient can be reduced or eliminated. When a stroke occurs, there is some brain tissue, called the core, which starts dying almost immediately but other tissue, which while poorly supplied with blood, remains viable provided the artery is re-opened rapidly. If the blocked artery is not re-opened quickly, then this potentially salvageable tissue joins the core, increasing the amount of dead tissue and the resulting severity of the stroke.

Typically, when a patient has a stroke, the patient is transported to a hospital where a quick medical examination is performed. This examination is followed by the acquisition of a CT scan to distinguish between ischemic and hemorrhagic stroke. If the stroke is ischemic, and if it is less than three hours since the onset of the stroke, the standard procedure is to inject the patient with an intravenous thrombolytic drug called TPA. This procedure, called IV-TPA, is very sensitive to the amount of time elapsed since the onset of the stroke and has about a 30% success rate in re-opening the artery and improving patient outcomes. As the amount of time between the onset of the stroke and the injection of TPA increases, the risk of a hemorrhage occurring as a result of the treatment itself increases dramatically and the mortality rate in such cases is approximately 60%. IV-TPA is convenient to hospital emergency departments and is relatively inexpensive, but the success rate is relatively low and many patients may be able to benefit from more aggressive treatments that are only possible with the use of an image-guided therapy system.

It is well accepted that MR provides excellent soft tissue contrast of the brain, and the application of MR imaging for the assessment of stroke is no exception. An MR technique known as diffusion weighted imaging provides a method of measuring the core volume of a stroke, which can provide valuable information in guiding treatment decisions. In the past few years there have been new developments in the treatment of stroke through the use of intra-arterial approaches to free the blockage that is causing the stroke. These approaches use fluoroscopy to guide the interventionist’s instruments to the blockage in the artery so that TPA can be applied directly to the clot with the intention of dissolving it or, alternatively, a mechanical device can be used to grasp it and remove it.

The MR imaging and interventional procedures using fluoroscopy are widely accepted components of the diagnosis and treatment of stroke, however they have never before been successfully integrated into a single suite that allows for efficient workflow and timely patient treatment. Often the MR scanner and the fluoroscopic systems are located in different areas of the hospital, making it challenging to utilize them in the rapid sequence required for immediate treatment of a stroke.

Recently, there have been attempts to provide MR imaging and fluoroscopy in an integrated suite. One of the limitations of these systems is the inability of fluoroscopy equipment to operate in the presence of an MR scanner, thereby requiring that the scanner be located near to, but not within the same suite as the fluoroscopy equipment. This approach results in relatively poor workflow due to the need to transport the patient between imaging modalities, the resulting lack of timeliness of MR images and the need to re-position the patient between imaging modalities.

Image-Guided Therapy for Cardiovascular Applications

Atrial fibrillation (“AF”) is commonly referred to as an irregular heartbeat. According to Millennium Research Group’s Atrial Fibrillation Treatment Devices 2008 Report (“AF Report”), AF is found in approximately three million Americans and seven million people worldwide. Approximately 50% of AF patients who receive treatment are not responsive to drug therapy, making them potential candidates for cardiac ablation therapy.

The current treatment options for AF include the use of diagnostic cardiac mapping and catheter navigation systems to accurately map the heart’s electrical signals, and ablation catheters then use heat to render the heart’s abnormal sites electrically inactive. The most commonly used interventional cardiac ablation technique for treatment of AF involves applying discrete lesions at the region of the pulmonary veins. AF ablation requires very precise navigation since the ablation catheter must be placed on the wall of the beating heart and enough energy transmitted to scar the target tissue. The navigation of the ablation device is provided by fluoroscopy and an ultrasound imaging system placed in the heart. When the ablation catheter is in the appropriate position the energy is transmitted and a small scar is created. This procedure is repeated until many small scars result in the desired lesion and neutralize the irregular heartbeat.

Currently, when the procedure is thought to be complete the interventionist will wait about 30 minutes to verify if the lesion is complete. In about 30% of the cases, arrhythmias reappear within three months of the procedure even though they had stopped at the time of the procedure. MR imaging offers an improved method of detecting when the lesion has had the desired effect. For example, once the ablation is complete, the patient can be imaged with MR in order to provide a real time view of the lesion to determine if the procedure has had the desired result, failing which the procedure can be continued until the desired result is achieved.

In addition to ablation procedures, many other cardiovascular interventional procedures may benefit from the addition of MR in conjunction with fluoroscopy in the interventional suite. Another application, for instance, involves insertion of a balloon catheter using fluoroscopy into a blocked artery to restore blood flow, and the assessment of the effectiveness of the therapy using MR imaging. The combination of MR and fluoroscopy in an integrated suite offers the clinician an opportunity to quantify the morphological and functional results of the procedure through the measurement of physiological data and other parameters measured by MR imaging.

The advantages to the cardiovascular interventionist are that MR imaging can be used to visualize the anatomy and function, the fluoroscopy system can be used to guide the interventionist to complete the procedure, and MR imaging can then be used again to verify the success of the procedure.

Similar to image-guided therapy for neurovascular applications, there have been recent attempts to provide MR imaging and fluoroscopy in an integrated suite for use in cardiac applications, however these attempts have also been limited due to the inability of fluoroscopy equipment to operate in the presence of an MR scanner, and the relatively poor workflow resulting from the need to transport the patient between imaging modalities and the need to re-position the patient between imaging modalities.

3.2	Our Business

We design, manufacture and market fully-integrated image-guided therapy solutions that deliver timely information to clinicians for use during surgical or interventional procedures. Our solutions incorporate MR imaging and fluoroscopy into multi-purpose surgical suites that are designed to address specific medical applications. Our flagship product, IMRISneuro, was introduced in the fall of 2005 and provides surgeons with high-resolution MR images during neurosurgical procedures. IMRISneuro has rapidly become the leading MR-guided imaging system for neurosurgery. We have received orders to date for 45 IMRIS systems, including orders from five of the top ten overall hospitals and twelve of the top 50 neurosurgical hospitals in the United States, as ranked by US News and World Report in July 2010. For the year ended December 31, 2010, we had revenues of $71.8 million, a 62% increase over the prior year and a backlog of $118.2 million.

Due to the invasive nature of brain surgery and the importance of minimizing disturbance to healthy brain tissue, neurosurgical procedures benefit from the unique ability of MR imaging to distinguish between diseased and healthy brain tissue. Images taken during the surgical procedure allow surgeons to make adjustments to the procedure while it is in process, which may lead to improved patient outcomes and a reduction in the need for repeat surgeries. A number of approaches have previously been developed to bring MR imaging to the neurosurgical suite but none of them have achieved significant commercial success. Most of these approaches give rise to concerns over patient safety because they require that the patient be moved to the MR scanner during surgery. In addition, we believe many of these approaches are limited by poor image quality, disruption of clinical workflow, and lack of financial viability for hospitals. IMRISneuro was developed to address all of these limitations. Our patented technology enables clinicians to move a high-field MR scanner directly over a patient during a surgical procedure rather than moving the patient to the scanner. This ability results in a solution that, we believe, is safer for the patient, minimizes interruption to standard surgical practices, and addresses financial viability concerns by allowing the MR scanner to be used for standard diagnostic procedures when it is not being used during surgery.

Following the success of IMRISneuro, in late 2009 we expanded our product portfolio by introducing two new systems, IMRISnv and IMRIScardio, which leverage the core technology of our IMRISneuro solution to sequentially employ MR and fluoroscopy in one integrated suite. These systems permit the patient to be transitioned quickly and seamlessly between assessment, using MR imaging, and intervention, using fluoroscopy, without the need to transport the patient between imaging modalities. The images supplied by these two systems provide interventional clinicians with the information needed for the timely assessment, intervention and post procedure evaluation of neurovascular and cardiovascular conditions. In addition, these systems can be used for standard diagnostic procedures. Our IMRISnv system offers interventional clinicians an imaging solution for the rapid evaluation, resolution and post-procedure assessment of neurovascular conditions including stroke, where the ability to transition quickly from imaging to intervention can save precious time and may make a significant difference in patient outcomes. Our IMRIScardio system provides clinicians with timely and accurate images and other physiological data regarding the patient’s cardiovascular system before, during and after an intervention using fluoroscopy.

All of the IMRIS systems have been designed to address what we believe are important unmet needs of patients, clinicians and hospitals:

•      Patients: The patient does need not to be moved for imaging during the course of a surgical or interventional procedure with IMRIS systems. We believe that this saves time and avoids potential safety risks associated with moving the patient.

•      Clinicians: IMRIS systems are designed to enhance the workflow of the clinical team. Imaging information is captured rapidly and presented in a manner to enhance efficiency and effectiveness for clinicians. In addition, since the patient is not moved for imaging, the patient can be maintained in the optimal surgical position throughout the procedure. Finally, since the MR system can be removed from the surgical or interventional suite when not required for imaging, clinicians are afforded unrestricted access to the patient.

•      Hospitals: The IMRIS suite design permits greater utilization of the MR equipment by allowing the MR scanner to be shared by one or more clinical suites and an adjacent diagnostic room. In addition, since the MR scanner can be removed from the surgical suite when not in use, the operating room or interventional suite may be used for other procedures which do not require MR imaging, thereby allowing the hospital to obtain greater utility from its surgical suites.

To grow and remain competitive, we engage in new product development to enhance our existing product offerings and develop solutions for other clinical applications. For example, in early 2009, we began working with the University Health Network in Toronto on a research initiative to develop a system for MR-guided radiation therapy. In October 2010 we entered into a co-development agreement with Varian to develop an MR-guided radiation therapy system by combining IMRIS’ proprietary MR imaging technology with Varian’s TrueBeam™ system that would enable the use of MR imaging during radiotherapy treatments for cancer. We believe that MR guidance may improve radiation therapies by more accurately targeting tumors, which may reduce side effects and collateral damage to healthy tissue and may reduce the number of radiation treatments required to treat a tumor. In addition, we are developing a surgical robot capable of performing microsurgery and other stereotactic procedures under MR guidance. We believe that the addition of real-time MR imaging to surgical robotics may contribute to improved surgical procedures and patient outcomes.

We were founded in 2005 and are based in Winnipeg, Manitoba. As of December 31, 2010, we had 154 employees. Our employees have specialized knowledge in areas such as the surgical environment, image guidance, MR imaging, manufacturing and telecommunications technology. We have sales representatives or other personnel in the United States, Canada, India, Belgium, Germany, Japan and China.

3.3	Our Products

We offer three principal products: IMRISneuro, IMRISnv and IMRIScardio. IMRISneuro, our neurosurgical offering, was introduced in 2005. In 2009, we introduced two new products, IMRISnv for neurovascular procedures and IMRIScardio for cardiovascular procedures. In 2010, IMRISneuro, IMRSNV and IMRIScardio represented 65%, 17%, and 18% of our revenues respectively. In 2009, IMRISneuro and IMRISNV represented 73% and 27% of our revenues respectively.

IMRIS image-guided therapy systems have been designed to meet the needs of patients, clinicians and hospitals, and to address the limitations of prior approaches. All of our systems have been designed using our platform of proprietary technologies, which include:

•      our patented ability to move the MR imaging system to the patient during a surgical or interventional procedure rather than moving the patient to the scanner;

•      our ability to provide multi-modality suites incorporating both MR imaging and fluoroscopy in a single suite;

•      our proprietary patient handling systems that include an MR-compatible operating room table for neurosurgery, and both MR and x-ray-compatible patient tables for use in our IMRISnv and IMRIScardio suites; and

•      our proprietary imaging coils, which have been designed for the surgical environment rather than standard diagnostic procedures.

The primary benefits of the IMRIS systems for the patients, the clinicians and the hospitals that we serve are set out below:

•      Patient safety: Unlike conventional imaging systems, the patient does not need to be moved for imaging during the course of a surgical or interventional procedure in an IMRIS system. This avoids the potential risks associated with having to move the patient, and therefore, we believe, enhances patient safety.

In addition, the MR scanner and its associated powerful magnetic field are located outside of the operating room except when required during the surgical or interventional procedure, and therefore do not pose an ongoing risk to equipment or the patient during the procedure.

•      Patient positioning: In an IMRIS system the patient is always maintained in the optimal surgical position throughout the surgery or interventional procedure. Most competing systems require that the patient be transported to an MR scanner in another location, which necessitates that the patient be re-positioned for transport and imaging. The repositioning of a patient during a procedure is often difficult or impossible; therefore, this may preclude the use of these systems due to resulting patient safety or surgical workflow concerns.

•      Rapid transition times between imaging modalities: In addition to enhancing patient safety, in the case of IMRISnv, the patient can be transitioned quickly and seamlessly between assessment using MR imaging and intervention using fluoroscopy without the need to transport the patient between imaging modalities. This means that the IMRIS solution can save critical time in the treatment of time-sensitive conditions such as stroke, and therefore may lead to better patient outcomes.

•      Clinical workflow: All aspects of an IMRIS system are designed to limit the disruption of normal clinical procedures and to enhance the workflow of the clinical team. The ability to image the patient without transporting them to another imaging site, we believe, results in less disruption to the clinical procedure. Imaging information is captured rapidly and presented in a manner to enhance efficiency and effectiveness for clinicians.

In addition, since the MR scanner can be removed from the surgical or interventional suite when not required for imaging, clinicians are afforded unrestricted access to the patient and do not require special MR-compatible instruments for their procedures.

•      Greater utilization of MR imaging equipment and clinical space: The IMRIS suite design permits greater utilization of the MR equipment by allowing the MR scanner to be shared by one or more clinical suites and an adjacent diagnostic room. In addition, since the MR scanner can be removed from the surgical suite when not in use, the operating room or interventional suite may be used for other procedures that do not require MR imaging, thereby allowing the hospital to obtain greater utility from its surgical suites.

The diagnostic room provides radiology departments with the ability to deliver a full range of diagnostic MR imaging services. In addition, since the diagnostic room is located in the area of the hospital that is equipped for surgical procedures, critically ill patients who may require anesthesia or more active support during imaging are in an environment where those services are readily available.

•      Enhanced image quality: Our systems offer what we believe are among the highest resolution MR and fluoroscopic images available. Our systems produce these high-resolution images through the use of a high-field MR scanner in combination with our proprietary imaging coils, and with some of the latest single plane and bi-plane angiography systems currently on the market.

•      Integrated surgical and interventional suites: We offer our customers highly integrated suites, including our proprietary data management system, MR-compatible tables, surgical lights, booms, monitors and displays. Our domain knowledge encompasses a number of areas, including the surgical or interventional environment, image guidance, MR imaging and telecommunications technology. We use this knowledge and our proprietary technologies to create fully integrated suites that can be tailored to the equipment and software preferences of surgical teams and hospital administrators. Our customers, in turn, benefit from the efficiencies of dealing with one supplier for all of their equipment and integration requirements.

MARKET FOR IMRIS SOLUTIONS

Our systems are designed to allow for the acquisition and presentation of imaging data to a clinical team during the course of a procedure. As such, we target customers on a global basis who deliver clinical services to patients in the neurosurgical, interventional neurovascular and interventional cardiovascular markets. We market and sell our products to hospitals around the world. The United States is one of our primary markets and has relatively up-to-date published data that we use to estimate the overall market opportunity.

Our customers are predominantly hospitals and are accustomed to purchasing and deploying sophisticated medical equipment within the clinical settings that they operate. According to the American Hospital Association, in 2008 there were 5,815 hospitals in the United States. Also, according to Cybermetrics Lab CSIC world hospital rankings, July 2010 edition, there were 7,077 hospitals in Europe, 2,501 hospitals in Asia and 1,495 hospitals in Latin America.

Market for IMRISneuro

In 2010, it is estimated that more than 60,000 people in the United States will be diagnosed with a brain tumor for which surgery is the most likely course of treatment. We believe that the market for our IMRISneuro solution in the United States would be those hospitals having large neurosurgical practices. According to a 2010 US News and World Report study, there were 1,297 hospitals in the United States that had at least 322 inpatients in each of 2006, 2007 and 2008 and that provided a high level of expertise in neurology and neurosurgical services. These centres are often associated with academic institutions and have an educational and training component to their mission.

Market for IMRISnv

Neurovascular conditions including stroke may benefit from the use of IMRISnv. The above noted 1,297 hospitals provide neurovascular treatment for stroke and non stroke related conditions as a part of their programs. Stroke is the third leading cause of death in the United States and the leading cause of long-term disability. Each year more than 795,000 people of all ages experience a stroke, of which approximately 87% are ischemic strokes that, when rapidly diagnosed, may benefit from the use of IMRISnv.

The Joint Commission Accreditation program for Stroke is a program that evaluates and certifies stroke centres in the United States and is made up of facilities that have made a strategic commitment to the treatment and management of stroke. The Joint Commission has to date accredited 781 facilities in the United States. We believe that the primary market for our IMRISnv solution in the United States would be those large hospitals having accredited status.

Market for IMRIScardio

The benefits of IMRIScardio may extend to a large number of different interventional cardiovascular procedures that are currently available at major heart hospitals. AF is found in approximately three million Americans and seven million people worldwide. One half of all AF sufferers are not responsive to drug therapy, making them candidates for cardiac ablation therapy.

We believe that the market for our IMRIScardio solution in the United States would be those hospitals having large cardiovascular practices. The 2010 US News and World Report study lists 669 heart centres in the United States that have treated at least 1,244 inpatients each year and are experienced in dealing with difficult cases.

The IMRISneuro System

The IMRISneuro system combines a high-field MR scanner with our proprietary MR transport system, MR-compatible patient handling system, surgical imaging coils and data-management software platform to allow high-resolution imaging of patient anatomy during a neurosurgical procedure. The MR scanner is moved into the operating room and positioned directly over the patient at the appropriate time during a surgical procedure. The patient does not need to be moved for scanning, thereby reducing the associated risks to the patient. At the same time, since the MR scanner is only required to be present inside the operating room for a few minutes while scanning, the surgical team may be afforded unrestricted access to the patient and does not need to use special MR-compatible surgical instruments. When not in use for surgery, the MR scanner can be located in an adjacent room to provide diagnostic MR imaging. This approach allows the operating room to be used for other surgical procedures that do not require MR imaging, thereby ensuring that the hospital obtains greater potential utility from its MR scanner and surgical suites.

IMRISneuro has become a market-leading MR image-guided therapy system for neurosurgery. Our first commercial system was delivered in September 2005, and we have now received orders for 45 IMRISneuro systems globally including orders for 3 IMRISnv suites and 5 IMRIScardio suites. Of the 45 system orders to date, 28 were ordered by customers in the United States, 8 in Canada, 5 in Asia-Pacific, 4 in Europe and 1 in the Middle East.

The IMRISnv System

The IMRISnv system uses our unique ability to combine the imaging modalities of MR and fluoroscopy in a single suite. This approach permits a patient to be transitioned quickly and seamlessly between assessment, using MR imaging, and intervention, using fluoroscopy, without the need to transport the patient between imaging modalities. We believe that the ability of IMRISnv to rapidly transition between the two modalities may lead to better patient outcomes in the diagnosis and treatment of stroke. The IMRISnv system may also be used to assist in the treatment of a number of other neurovascular disorders.

In the IMRISnv system, the MR scanner is moved into the interventional room and positioned directly over the patient on our MR-compatible angiography table. This permits the clinician to visualize the structure and condition of arteries and to quickly assess the condition of a patient’s brain tissue before undertaking an interventional procedure. The MR scanner can then be moved out of the interventional room and the clinician can immediately commence an interventional procedure using the bi-plane angiography system without moving the patient from the table. During and immediately after the procedure, new MR images can be taken to assess the effectiveness of the treatment and to determine if further intervention is required.

IMRISnv was introduced to the market after receiving U.S. regulatory clearance in September 2009. We have received orders for three systems to date, two of which are from customers located in the United States and one of which is from a customer in Canada. These systems are scheduled for delivery in 2010 and 2011. Each of the IMRISnv systems ordered to date is part of a three-room configuration with an IMRISneuro suite at the other end.

The IMRIScardio System

Similar to IMRISnv, the IMRIScardio system combines the capabilities of MR and angiography in a fully integrated image-guided therapy suite that provides clinicians with the ability to visualize anatomical structure and assess the condition of a patient’s arteries and heart before, during and after cardiovascular interventions. IMRIScardio provides MR images during the interventional procedure that can be used with real-time fluoroscopy to assist catheter navigation during a cardiovascular intervention.

In IMRIScardio, the MR scanner is moved into the interventional room and positioned directly over the patient on our MR-compatible angiography table, permitting the clinician to visualize the structure and condition of arteries and the heart before undertaking an interventional procedure. The MR scanner can then be moved out of the interventional room and the clinician can immediately commence an interventional procedure using the single plane angiography system without moving the patient from the table. During and immediately after the procedure, new MR images can be taken to assess the effectiveness of the treatment and to determine if further intervention is required.

The IMRIScardio system was introduced to the market after receiving U.S. regulatory clearance in September 2009 and we have received five purchase orders to date. Two of our IMRIScardio customers are located in the United States, one is in Canada, one is in Australia and one is in the Middle East.

Primary Components of the IMRIS Systems

The following are the key components of the IMRIS systems:

•      MR Transport System: All of the IMRIS systems incorporate a proprietary, computer-controlled transport system that allows for the movement of the MR scanner and its associated equipment from one imaging location to another. The movement of the MR scanner is achieved using a patented approach but also relies upon our substantial body of unpublished proprietary technical knowledge relating to, among other things, the calibration of the MR scanner to enable imaging at multiple scanning locations.

•      Large Aperture Superconducting 1.5 Tesla or 3.0 Tesla Magnet: All of our systems incorporate a superconducting magnet. We offer a choice of two magnet strengths. We use a large aperture superconducting 1.5 Tesla-strength magnet that provides high-resolution MR images for medical use. The 1.5 Tesla MR scanner has been the industry standard for MR imaging for a number of years. During 2008, we introduced a second version of our system using a 3.0 Tesla MR scanner. The higher field strength of the 3.0 Tesla system provides for shorter scan times and enhanced image quality. Both the 1.5 Tesla and 3.0 Tesla MR scanners are supplied with a wide range of specialized diagnostic and surgical software used to image specific patient anatomy and physiology. Both scanners have a larger bore opening than is typically available on the market, which accommodates a wider range of patient positions for multiple types of surgical procedures.

•      Angiography Systems: In addition to the superconducting magnets used for MR imaging, our IMRISnv and IMRIScardio products utilize angiography equipment for fluoroscopic imaging. IMRISnv is configured with a bi-plane system that permits the clinician to obtain simultaneous angiographic images from two planes, which permits the visualization of the complex three-dimensional path of the neurovascular system. IMRIScardio utilizes a single plane or bi-plane angiography system, depending on the needs of the customer.

•      Neurosurgical Patient Handling Systems: IMRISneuro provides a neurosurgical table that is MR-compatible but may also be used as a fully functional operating room table for most other procedures, regardless of whether MR imaging is required for them or not. The table is designed to allow the MR scanner to pass over a stationary patient during a surgical procedure.

•      Angiographic Patient Handling Systems: IMRISnv and IMRIScardio patient tables are MR-compatible tables that are also x-ray compatible, so that they can be used for real-time fluoroscopic procedures. The tables can be tilted forward and reverse, rolled laterally, rotated and moved horizontally for optimum positioning for imaging and intervention. For MR imaging, the table is rotated 90 degrees and fully extended toward the MR scanner to allow the MR scanner to pass over the patient without interference and without ever moving the patient from the tabletop.

•      Multi-element Surgical Coils and Head Fixation Device: All of the IMRIS systems include proprietary surgical coils. Imaging coils are used in conjunction with an MR scanner and act as the receiving antenna to pick up the signal transmitted by the scanner to the anatomy of interest. We design coils for specific use in the applications that our systems serve. Our coils are a key technology component of our imaging systems and enable high-resolution images of the anatomy of interest. Our IMRISneuro system also includes a head fixation device that attaches directly to the table so that the patient’s head position is fixed and calibrated with the MR scanner.

•      Data-Management System: All of our image-guided therapy systems provide hospitals with the ability to fully integrate video, voice and data within our surgical suite. The system allows surgical teams to collect, display and share patient information in real time within the surgical suite or with others outside the surgical suite, including students or consulting clinicians. Our integrated data-management capabilities are comprised of both hardware and software that function together seamlessly through an intuitive touch-screen user interface. Our data-management system is DICOM compliant and interfaces with standard patient archival and communications systems (PACS).

Design Services and Multi-room Configurations

In addition to providing the components and systems that make up our product offering, we offer our customers extensive design services in connection with their acquisition of an IMRIS system. These services extend throughout the system sales cycle, from room configuration and architectural design to project management of suite construction at our customer sites in compliance with applicable construction codes and other regulatory requirements. The installation of our systems is a complex engineering and construction undertaking, so our provision of these design services represents important added value to our customers.

One of the principal benefits that our systems offer to our customers is their flexibility in room configurations. Our systems typically contain one or two operating rooms or interventional suites together with a magnet storage bay or diagnostic room. The MR scanner in these systems typically remains in the magnet bay or diagnostic room when not required for surgery and is moved into an adjacent operating room or interventional suite as needed.

A common configuration for our IMRISneuro system would be a two-room configuration comprising one operating room and an adjacent diagnostic room. For hospitals with larger neurosurgical volumes, a second operating room can be added to the system to permit shared use of the MR scanner by both operating rooms and the diagnostic room. IMRISnv and IMRIScardio configurations contain one or two interventional rooms together with a magnet storage bay or diagnostic room. The interventional rooms can contain a single plane or bi-plane angiography system.

All IMRIS systems offer the ability to provide standard diagnostic imaging when the MR scanner is not required in the operating room or interventional suite. The diagnostic imaging capability of the system includes a complete set of examination packages and can provide the full range of diagnostic services provided by any conventional, stationary MR scanner. The ability to utilize the IMRIS system as a fully-functioning diagnostic MR scanner provides our customers with the potential for a greater return on their investment.

Our customers can also combine our neurosurgical, neurovascular and cardiovascular systems. Hospitals with both neurosurgical and neurovascular interventional practices might choose, for example, a three-room configuration with an IMRISneuro operating room on one side, and an IMRISnv interventional suite on the other side, with a diagnostic room or magnet bay between them.

The doors between the rooms in these configurations provide air, acoustic, and physical barriers between the rooms. Where required, the doors are airtight to prevent contamination and allow the air in each room to be exchanged, a procedure that is required in order to maintain sterility in the operating room.

3.4	Competition

The market for image-guided therapy systems is highly competitive, with a number of companies providing competing solutions. Our competitors tend to be large medical systems suppliers, such as General Electric Company, Siemens, Koninklijke Philips Electronics N.V. and Medtronic, Inc. We also compete with BrainLab AG, a systems integrator that markets its image guidance software, integrated data-management systems and integration services in collaboration with these suppliers. Notwithstanding that many of these competitors are larger and better capitalized than we are and have greater resources than we do, we believe that we are well positioned to compete with them.

MR imaging competes with other surgical imaging technologies such as CT, fluoroscopy and ultrasound for market share in the overall image-guided therapy market. MR imaging, however, has been widely recognized as the imaging modality of choice for neurosurgery, and therefore we consider the main competitors of our IMRISneuro system to be other providers of neurosurgical MR-imaging systems.

Recently, the benefits of combining the imaging modalities of MR and fluoroscopy for the treatment of neurovascular or cardiovascular applications has been gaining acceptance, however, the market for these systems is in its early stages of development.

Most competitive image-guided therapy systems on the market today that include MR imaging involve moving the patient from the operating room or interventional suite on a detachable table top to an MR scanner in an adjacent MR diagnostic room. We believe that the benefits for patients, clinicians and hospitals that result from our patent-protected ability to move a high-field MR scanner to the patient, our unique ability to combine both MR and fluoroscopy in one fully integrated suite, and our proprietary know-how, position us to compete in the market for image-guided therapy systems.

3.5	Intellectual Property

The protection of our products, product components, processes and know-how is integral to our business. We regularly seek patent protection for our products, components and other technologies in Canada, the United States and other countries where available and appropriate in order to maintain our competitive advantage. We also rely on trade secrets, know-how and continuing innovation to develop and maintain our competitive position. All of our employees and contractors are required to sign agreements committing them to hold our intellectual property in confidence and assigning to IMRIS all rights in the technology that they help us to develop.

As of December 31, 2010, we had 36 patents either issued or pending on various aspects of our technology. Our initial patents cover an apparatus which includes an MR scanner that is moved along its axis over an operating room table to perform patient imaging while a medical procedure is in process and, after imaging is completed, is moved away from the table to allow the procedure to continue without interference from the MR scanner. This capability is common to all current IMRIS products. We have obtained patents for this apparatus in the United States, Canada, Germany, The Netherlands, France, the United Kingdom and Japan. The United States patent expires in March 2016 and will expire in March 2017 in the other jurisdictions.

Beyond the patents described above, we have several patents and patent applications relating to other aspects of both our existing IMRIS systems as well as products that are currently in development. Some of these include patient handling systems, image-guided intervention, MR-guided radiation therapy, and MR-compatible surgical robotics. As most of our filings in respect of our other issued patents were made after May 2005, their expiry dates generally range from 2025 to 2029.

We also have an additional number of inventions currently in development, which may lead to the filing of further patent applications in the near future. We cannot be assured that any of these pending patent applications will issue with commercially useful claims or that the inventions when built will perform as required or that the patents granted to us will be useful commercially.

To date we have registered or applied for registrations to the following trademarks in Canada and the United States: “IMRIS” with its logo, “IMRISneuro”, “IMRIScardio” and “NeuroArm”. We also claim common law trademarks over the foregoing names.

3.6	Research and Development

Innovation and the creation of high value and novel products is a cornerstone of IMRIS’ development activities. We apply this approach to both new product development and the enhancement of our current product offerings. Our application-specific image-guided therapy suites contain innovative technologies that are designed and applied at the system level and at the product and device level.

MR Guided Radiation Therapy

In October 2010 we entered into a co-development agreement with Varian to develop an MR-guided radiation therapy system by combining IMRIS’ proprietary MR imaging technology with Varian’s TrueBeam™ system to enable the use of MR imaging during radiotherapy treatments for cancer. The solution we are developing with Varian will permit a high-field MR scanner to move in and out of the radiation therapy room on demand. This will provide MR imaging to very precisely confirm a tumor’s location prior to treatment and as needed during the treatment session, all without having to move the patient from the treatment couch or transport the patient to and from another room, as would be required today. This ability to image the patient in place should reduce the variability in tumor position caused by patient movement and may result in an increase in treatment accuracy. By integrating the exquisite detail of MR imaging with the extensive treatment delivery capabilities of Varian’s TrueBeam™ system, the two companies are working to enhance the effectiveness of radiation therapy.

There are currently more than 10 million new cancer cases each year worldwide, and that number is increasing. Radiation therapy is one of the primary forms of cancer treatment. Radiation therapy, also referred to as radiotherapy, is the use of radiation to kill cancer cells and shrink tumours, with the goal of damaging as many cancer cells as possible while limiting harm to nearby healthy tissue. Radiation therapy is commonly used either alone or in combination with surgery or chemotherapy.

The most common form of radiotherapy involves the delivery of x-ray beams to the cancerous tumor using a device called a linear accelerator. The linear accelerator administers the treatment by rotating around a reclining patient and delivering the x-ray beam to the tumor from different angles. The goal is to concentrate radiation at the tumor while at the same time minimizing the dose delivered to the surrounding healthy tissue. Conventional radiotherapy typically involves multiple, or fractionated, treatments of a tumor in up to 50 separate radiation sessions.

The process for delivering radiotherapy typically includes planning the treatment using images provided by either MR imaging or CT or both. The imaging information is used to simulate and verify the treatment plan before delivery of the treatment. While CT images are the standard for planning and simulation purposes, the greater resolution of MR for soft tissue imaging is increasing the use of MR as a complement to CT in the target definition procedure. Clinical studies have shown that MR can replace CT during all steps of the treatment workflow, reducing the radiation exposure to the patient, removing any systematic registration errors that may occur when combining MR and CT, and decreasing time and cost for CT investigation.

We first began development of our MR-guided radiation therapy program in 2009 in collaboration with the University Health Network (UHN) in Toronto, Canada. We installed a 3T MR-simulation suite at UHN’s Princess Margaret Hospital in Toronto, a world-renowned cancer research and treatment centre. Princess Margaret Hospital will complement the development work by Varian and IMRIS by providing the clinical expertise and environment for building and testing the first of these systems. We believe that integrating MR imaging with radiation treatment will allow us to better adapt radiation therapy to the individual patient and will open new avenues of research to further improve the effectiveness of radiation therapy.

If the development stage of the project is successfully completed, and subject to necessary regulatory clearance, the companies anticipate co-branding the new MR-guided radiation therapy suite and leveraging Varian’s global presence and leadership position in the fields of radiotherapy and radiosurgery to market the system.

Neurosurgical Robotic System

In 2010, we acquired NASL and its MR-compatible neurosurgical robotic system and related intellectual property. The NASL technology combines the detailed imaging of MR with the precision of surgical robotics. The system features two robotic arms that can manipulate MR-compatible tools at the microscopic level from a remote workstation. The surgeon sees detailed three-dimensional images of the brain and the surgical tools, and uses hand controllers equipped with enhanced touch sensation that allow the surgeon to ‘feel’ very small features of the anatomy through the robotic arms and surgical tools. We believe the NASL robotic technology has the potential to deepen our portfolio of image-guided therapy solutions and may add to our overall customer value proposition.

In conjunction with the acquisition of NASL, we entered into a non-binding memorandum of understanding with MDS. MDS is a subsidiary of MacDonald, Dettwiler and Associates Ltd., a leading developer of robotics, to work with us to develop and commercialize robotic surgery systems. The arrangement with MDS is subject to our ability to negotiate and sign a definitive legal agreement. We also entered into a collaboration agreement with the University of Calgary, where the NASL robotic technology was first developed and tested, to leverage their clinical setting at Foothills Medical Centre in Calgary and related clinical data in our development of the next generation of the NASL system.

Product Enhancements

Our research and development programs are designed and focused to add improvements at product and device levels which enhance the functionality of our systems.

For our existing products, our development efforts include maintaining our leading position in MR-guided neurosurgery through product enhancements, the addition of new components such as proprietary surgical coils, patient handling systems and new features. Our strategy includes the investigation of new neurosurgical applications for our IMRISneuro system, including neuro-modulation, an emerging technique for treating many neurological disorders. We intend to continue to develop innovative imaging products and technologies that are designed to increase the accuracy of critical information obtained from MR images, decrease the time required to obtain it and improve its usefulness to clinicians. For example, we introduced a high-quality imaging coil used for neurosurgery that we believe provides among the highest resolution MR images during surgery available on the market today. This coil offers high image quality, compatibility with standard surgical procedures and ease of use. We work collaboratively with clinicians and researchers to collect feedback regarding patient outcomes to guide our innovation efforts and we seek patent protection for our new developments.

For IMRISnv and IMRIScardio, we are developing additional features that we believe will increase the value of the information provided to clinicians during a procedure. This quantitative and qualitative data may improve decision making and thereby improve patient outcomes. Research is also centered on device imaging and tracking technologies, user interface development and analytical software tools.

3.7	Employees and Facilities

As of December 31, 2010, we had 154 employees, of which 30 were in sales and marketing, 66 were in customer support and operations, 38 were in research and development and 20 were in administration. Our employees have specialized knowledge in areas such as the surgical environment, image guidance, MR imaging, manufacturing and telecommunications technology.

We have never experienced a work stoppage or other labor disturbance. To our knowledge, none of our employees belong to or are represented by a labor union. Voluntary turnover has been low, and recent employee focus group sessions confirm management’s relationship with employees and employee morale to be good.

3.8	Manufacturing and Assembly, Facilities and Suppliers

Systems Manufacturing and Support

The assembly and installation of an IMRIS system is a complex engineering undertaking that we manage with our customers from the initial stages of customer engagement. Our sales, engineering and manufacturing teams work together with our customers and third-party suppliers to seamlessly ensure that specific customer requirements are met on time.

Our role in the manufacturing process for our systems is to act as the systems integrator for hardware and software components from various sources, including our own proprietary components and those of third parties. Some components of an IMRIS system are manufactured for us by third parties then assembled by us at our Winnipeg facility, while other components are purchased from outside vendors and either integrated and installed at our Winnipeg facility directly or at the customer site. Some of these components are custom-made to our proprietary specifications, while others are off-the-shelf products. Our role as an integrator and our expertise in supply chain management permit us to both meet the unique and variable requirements of our customers and to scale our production capacity quickly to meet customer demand without substantial capital expenditure.

Our Customer Support Team is responsible for the full system life cycle, including the installation, training and ongoing maintenance associated with each IMRIS system sold. The customized elements of each system can range from the inclusion of selected brands of operating room equipment to the implementation of structural and MR system modifications that are required to permit the system to operate properly at the customer location.

The delivery cycle and installation process for an IMRIS system typically ranges from 6 to 12 months or longer depending, in part, on the configuration of the system. It also depends upon the amount of additional construction work that may be required to be completed by the customer. In certain cases, the purchase and installation of our systems may be part of a larger hospital construction project and our delivery cycle may be considerably longer. Our delivery cycle includes a phase for the initial design and receipt of building and similar permits, structural site construction activities carried out by the hospital and our sub-contractors, installation of our overhead rail system, the delivery and installation of the MR scanner and the remaining system components and final testing and integration of the system. The delivery cycle involves the following steps:

Step	Responsibility
Site preparation and installation of structural steel	Customer
Installation of overhead rail system	IMRIS
Installation of RF shield	IMRIS sub-contractor
Room finishes and mechanical systems	Customer
Delivery, installation and integration of system components	IMRIS
Final test and acceptance procedures, customer training	IMRIS/Customer

Our program managers work in close collaboration with each customer’s internal project team, to ensure that all aspects of an IMRIS system are operating safely and are effectively integrated within the customer facility. Once the system is installed, we have IMRIS specialists on staff who train nurses, surgeons, interventionists, radiologists, bio-medical engineering staff and other hospital personnel in the operation of the IMRIS system.

Upon completion of installation, we typically provide our customers with a one-year material and workmanship warranty on their IMRISneuro system. Additionally, we offer our customers multi-year extended maintenance plans that provide comprehensive labor and material coverage during the plan period. Our long-term maintenance plans typically extend for either a four- or five-year period from expiration of the warranty period. Our business arrangement with Siemens also provides our customers with worldwide access to the Siemens support services group for the MR scanner. Most of our customers enter into long-term service plans with us, providing us with an important source of recurring revenue. Our revenue from long-term service plans for the year ended December 31, 2010 was $2.1 million and for the year ended December 31, 2009 was $1.8 million.

Approximately 22,400 square feet of our Winnipeg facility is presently dedicated to assembly and testing of the mechanical, electronic and electrical subsystems of our products, including the integrated magnet transport system, operating room table with its associated controls and our specialized surgical imaging coils. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms to meet our future needs.

Suppliers

We purchase certain components of our system from outside vendors, including the MR scanner (with its associated software, diagnostic coils and controls), the angiography system, radio-frequency shielding systems (which are required to protect the MR scanner from radio interference), certain hardware components for our integrated data-management system, operating room booms and surgical lighting.

We attempt to establish dual sourcing for most components of our system, although we currently purchase our MR scanners and angiography systems only from Siemens under a non-exclusive OEM resale agreement. The agreement sets out the general terms of supply by Siemens of the MR system. We pay Siemens for all scanners and systems on standard payment terms, and there are no on-going payment or royalty obligations. The OEM agreement was entered into as of November 2009 for a five-year term with automatic renewal thereafter for further two-year periods, subject to six months’ advance written notice of termination by either party prior to the end of the initial term or any two-year renewal term.

For the majority of our system components, we do not have long-term supply contracts with suppliers. We believe that we would be able to establish alternative sources for these components, subject to any regulatory clearance that may be required. It is possible that a disruption of the supply of key components could result in increased costs and delays in deliveries of IMRIS systems, which could adversely affect our reputation and results of operations.

Facilities

Our principal office and production and assembly facility is located in Winnipeg, Manitoba, where we lease 75,000 square feet of space in a building. Approximately 22,400 square feet of our main facility is currently devoted to manufacturing, with the balance of the space dedicated to research and development, sales and marketing, and administration. The available manufacturing space can be significantly increased with minimal capital investment. The lease for our main facility has a five-year term expiring in 2011 with a possibility of renewal at our option for a period of two, three or five years. Our annual rent obligation is approximately $402,000 per year.

In addition we lease office space for our regional employees in one location in each of the United States, China, India, Japan and Germany.

We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms to meet our future needs.

3.9	Marketing and Distribution

The purchase and installation of an IMRIS system represents a significant capital project for our customers. The cost of an integrated IMRIS system to a hospital can range from approximately $4 million to $12 million depending on the product selected, the room configuration and the level of integration services requested. The installation generally involves additional capital expenditures by the customer for room construction and ancillary operating room equipment. In addition to the initial installation costs, most of our customers also enter into long-term service contracts with us for maintenance and support of their IMRIS systems. We currently do not provide leasing, deferred payment, profit sharing or other financing arrangements to our customers in connection with the purchase of our systems.

Our sales process requires that we engage with a number of different stakeholders within and outside the hospital to assist in making a strong clinical and business case for the IMRIS system. While clinicians are generally the lead stakeholders of the hospital responsible for supporting an IMRIS system acquisition, the sales process requires the involvement of radiologists, facilities managers, hospital administrators and other hospital staff at various stages. In certain cases, we also engage as needed with hospital funding sources, including private donors, government entities and financial institutions. As a result, our sales cycle is both complex and lengthy, typically lasting more than 12 months from initial customer engagement to our receipt of a purchase order.

We market IMRIS systems directly to hospitals in our established markets through our own sales force. We currently have sales representatives located in the United States, Canada, Belgium, Germany, China, India and Japan. Our sales staff has a strong incentive-based compensation system, providing sales personnel with bonus compensation weighted towards successful sale of IMRIS systems and services at higher margins.

In addition to marketing IMRIS systems directly to hospitals in our established markets, we also have distribution agreements in place with medical equipment distributors to address emerging market opportunities in Southeast Asia, the Middle East and Korea.

In support of our sales staff, we have regional market managers who are responsible for the development and delivery of territory-specific marketing programs to create awareness and generate sales interest. Also supporting sales are specialists in program management, customer engineering, customer support and training who serve all of the sales regions. Our product managers are responsible for working with our sales staff, regional market managers and customers to identify potential new products and upgrades to be developed in conjunction with our research and development group.

Strategic Partners

We work with a number of our customers and suppliers in designing, developing and marketing our systems. For example, in early 2009, we began working with the University Health Network in Toronto on a research initiative to develop a system for MR-guided radiation therapy. In October 2010 we entered into a co-development agreement with Varian to develop an MR-guided radiation therapy system by combining IMRIS’ proprietary MR imaging technology with Varian’s TrueBeam™ system that would enable the use of MR imaging during radiotherapy treatments for cancer.

Following our acquisition of NASL and its MR-guided microsurgical robot solution in February 2010, we entered into a collaboration agreement with the University of Calgary to leverage its clinical setting at the Foothills Medical Centre in Calgary and related data through development of the next generation of the robotic technology. We have also entered into a non-binding memorandum of understanding with MacDonald Dettwiler Systems Ltd. (“MDS”), a subsidiary of MacDonald, Dettwiler and Associates Ltd., pursuant to which MDS will be working with us to design and develop the next generation of the MR-guided surgical robot.

Since 2005 we have had an OEM agreement with Siemens for the supply of imaging components for our systems, and we collaborate with other customers, suppliers and clinicians, although most of these relationships are based on mutually beneficial goals and not contractual relationships. We also work with a number of customers who provide input in the product development cycle and who act as demonstration sites for other potential customers.

3.10	Regulatory Matters

IMRISneuro, IMRISnv and IMRIScardio are classified as medical devices and are subject to governmental regulation in various jurisdictions. These regulations typically govern the research, testing, development, manufacture, promotion and marketing of the system. Once approved, medical devices are usually subject to continuing regulation, which typically includes record-keeping requirements, adverse event reporting, good manufacturing requirements and post-market surveillance and, in certain jurisdictions, the requirement to maintain ISO 13485 certification and to undergo periodic audits/inspections. Non-compliance with the applicable regulatory requirements will jeopardize our ability to market our products as such non-compliance can result in the failure to grant the regulatory approval for the device, withdrawal or suspension of the regulatory approval, fines, injunctions, civil penalties, recalls or seizures of the device and, in certain jurisdictions, criminal prosecution.

We have received regulatory clearance in the United States, Canada, Europe, China, Australia, South Korea and Japan to market and sell all five room configurations of our IMRISneuro 1.5 Tesla system product line into these jurisdictions. We have also received regulatory clearance for our 3.0 Tesla system in the United States, Canada, Europe, China, Australia, South Korea and Japan. No regulatory approval is required for the marketing and sale of our systems in India.

We have received regulatory clearance in the United States, Canada, Australia and Europe to market and sell our IMRISnv and IMRIScardio systems.

In addition, some of our products must conform to standards set by the International Electrotechnical Commission, Underwriters Laboratories Inc. (“UL”), a privately owned and operated product safety testing and certification organization and TÜV SÜD, a globally recognized testing, inspection and certification organization. In the United States, we obtain UL or TÜV SÜD certification for each system on site during the installation process. We are currently working to have our products UL marked at the manufacturing stage, which will remove the requirement to have on site inspections.

We intend to seek regulatory approval for IMRISnv and IMRIScardio in other jurisdictions in which we currently have, or have sought, approval for our IMRISneuro system. While we expect that the approval process in each jurisdiction will be similar to that used to obtain approval of IMRISneuro, there can be no assurance that we will receive market clearance for IMRISnv and IMRIScardio in these other jurisdictions.

United States

In the United States, medical devices are regulated primarily by the U.S. Food and Drug Administration (the “FDA”). The FDA classifies medical devices into one of three regulatory classes, referred to as Class I, Class II or Class III, depending on the level of control and review necessary to assure the safety and effectiveness of the device, which in turn is based on the level of risk to the patient. As the risk level increases, additional data is required to demonstrate the safety and effectiveness of the device. The products we currently market are Class I and Class II medical devices.

There are two review procedures by which medical devices can receive FDA clearance or approval for marketing in the United States: (i) a pre-market notification (or a “510(k) notification”), or (ii) submission and approval of a pre-market approval application. Most Class I devices and a few Class II devices are exempt from the 510(k) notification requirements subject to the limitations on exemptions. A 510(k) notification must be submitted for certain Class I devices as well as for the majority of Class II and certain Class III devices. The 510(k) application must establish that the medical device, in comparison with an existing legally marketed product (a “predicate device”): (i) is substantially equivalent, and (ii) is as safe and effective and does not raise different questions of safety or effectiveness. A pre-market approval application must be filed if a proposed device is not substantially equivalent to a predicate device.

Marketing a medical device that is subject to a 510(k) notification may begin upon the FDA issuing a clearance letter finding substantial equivalence to the predicate device. The FDA issued a clearance letter with respect to certain room configurations for IMRISneuro 1.5 Tesla system in August 2006 and the IMRISneuro 3.0 Tesla system in December 2008. The FDA issued a clearance letter with respect to our IMRISnv and IMRIScardio systems in September 2009. We expect the products currently under development will be subject to 510(k) clearance. We obtain the advice of FDA regulatory consultants in order to confirm which type of submission is required for a given product. Generally, a 510(k) clearance submission requires three months for approval and a special 510(k) clearance requires one month for approval, although delays are common. The FDA, however, may determine that our future products are not substantially equivalent and therefore not subject to 510(k) notification or may require further information, including clinical data, to make a determination regarding substantial equivalence. Such determination or request for additional information will delay market introduction of the product that is the subject of the 510(k) notification. If FDA requires a pre-market approval application, the period for review and additional expense can be substantial, as a pre-market approval application may involve creating additional clinical data and typically takes 180 days to be approved by the FDA.

Canada

In Canada, medical devices are regulated by Health Canada and are divided into one of four regulatory classes, Class I to Class IV, depending upon the risk the medical device presents to the patient. Except for Class I devices, all medical devices are required to have a device license before they can be sold in Canada. As the risk level increases, additional data is required to demonstrate the safety and effectiveness of the medical device before a device license is issued by Health Canada. Manufacturers of Class II, III and IV medical devices are also required to submit to Health Canada a valid ISO 13485 quality management systems certificate issued to the manufacturer by a third- party organization recognized and accredited by Health Canada. We have obtained a Class II device license for our IMRISneuro 1.5 Tesla system in 2006, our IMRISneuro 3.0 Tesla system in 2008 and a Class III device license for our IMRISnv and IMRIScardio systems in 2009.

International Regulations

International sales of medical devices are subject to foreign governmental relations that vary substantially from country to country. The primary regulatory environment in Europe is that of the European Union. As in the United States, medical devices are classified depending upon the risk the medical device presents to the patient, although otherwise the current regulatory requirements in the European Union differ significantly from those in the United States. Medical devices in Europe are required to carry a CE Mark, which represents compliance with the applicable Medical Device Directives. Typically, in order to obtain the CE Mark, Class IIa, Class IIb and Class III medical devices in Europe require quality systems certification by a third-party assessment agency known as a Notified Body. The IMRISneuro system is a European Class IIa medical device and IMRISnv and IMRIScardio systems are Class IIb medical devices and fall under the Medical Devices Directive (93/42/EEC) (“MDD”). SGS (UK) Limited Systems and Services is our Notified Body for Europe. We are required to prepare a technical file with evidence of compliance with the MDD and applicable standards. We received the appropriate CE Mark for our IMRISneuro 1.5 Tesla system in 2006 and for our IMRISneuro 3.0 Tesla system and IMRISnv and IMRIScardio systems in 2009.

3.11	Risks Related to Our Business

The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are not aware of or focused on, or that we currently deem to be immaterial, may also impair our business operations.

Due to our limited operating history and accumulated deficit, as well as our expected future losses, we might not achieve or maintain profitability.

We were founded in 2005. Accordingly, we have a limited operating history. We have a large accumulated deficit, we expect future losses, and we might not achieve sustained profitability. If the time required to generate significant revenues and achieve sustained profitability is longer than anticipated, we may not be able to continue our operations without additional capital which may not be available at all or on commercially reasonable terms. Our prospects must be considered in light of the risks and uncertainties encountered by an early-stage company in the continuously-evolving image-guided therapy market. If we cannot successfully address these risks, we will not be able to achieve or maintain profitability and our business and financial condition would suffer.

Our products are characterized by a long sales cycle, high unit prices and limited quarterly installations which may contribute to substantial fluctuations in our operating results and share price.

The purchase and installation of an IMRIS system represents a significant capital project for our customers. Due to the size and complexity of these projects, our sales process requires that we engage with a number of different stakeholders within and outside the hospital, including surgeons, interventionists, radiologists, facilities managers, hospital administrators and other hospital staff. As a result, the sales cycle associated with the marketing of our systems is both complex and lengthy, with an average sales cycle of more than 12 months from initial customer engagement to our receipt of a purchase order. Further, once a hospital purchases a system, the time for manufacture, delivery and installation of the system may exceed 12 months, which delays our ability to recognize revenue. In addition, because payment of a substantial portion of the purchase price for our systems is not due from the customer until the system has been delivered, installed and accepted by the customer, delays in manufacturing, delivering and installing a system may have a negative effect on our cash flow.

Because of the high unit price of the IMRIS systems and the limited number of units installed each quarter, each installation currently represents a significant component of our revenue for a particular quarter. If we lose a customer order or if customers defer installation of an IMRIS system for even a short period of time, a significant amount of revenue may be lost or deferred to a subsequent period. We expect that revenues from a limited number of new customers will account for a large percentage of our future revenues.

The factors affecting our revenue and results, many of which are outside of our control, include:

•      competitive conditions in our industry, including strategic initiatives by us or our competitors, new products or services, product or service announcements and changes in pricing policy by us or our competitors;

•      market acceptance of our products and services;

•      varying size, timing and contractual terms of orders for our products, which may delay the recognition of revenue;

•      the project based nature of deployments of our products;

•      the discretionary nature of purchase and budget cycles of our customers and changes in their budgets for, and timing of, equipment purchases;

•      strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•      general weakening of the economy resulting in a decrease in the overall demand for medical devices and services or otherwise affecting the capital investment levels of hospitals;

•      timing of product development and new product initiatives; and

•      the length and variability of the sales cycles for our products.

Because our operating costs are relatively fixed, our inability to recognize revenue in a particular quarter may adversely affect our profitability in that quarter or year. In addition, while we believe that our backlog provides a more meaningful measure at any particular point in time of the long-term prospects of our business than our quarterly operating results, investors may attribute significant weight to our quarterly operating results, which may result in substantial fluctuations in our share price. Furthermore, our backlog may not be recognized as revenue if we experience issues with the supply of components for our systems, if any service contracts are terminated early for any reason, if customers experience credit problems or for other reasons beyond our control, which would adversely affect our operating results.

If we are unable to increase sales of our products, we may be unable to generate sufficient revenue to support our business.

We currently generate the substantial majority of our revenue from sales of the IMRISneuro system and multi-year service plans for the IMRISneuro system. We have recently introduced two new products, IMRISnv and IMRIScardio, but to date have experienced limited sales of these products. The image-guided therapy market, which all of our products are designed to address, is an emerging market with limited data and there is no guarantee that the assumptions that we have made about the size of the market, the need for our systems, the ability of our systems to meet this perceived demand or the willingness and ability of our potential customers to pay the high prices of our systems will be realized. If we are unable to sustain or increase sales of our products, we may not generate sufficient revenue to support our business.

If we are unable to fulfill our current purchase orders on a timely basis or at all, our ability to generate revenue could be impaired, market acceptance of our products could be adversely affected and hospitals may instead purchase our competitors’ products.

As of December 31, 2010 we had 13 outstanding purchase orders for our IMRIS systems at various stages of completion, payment and revenue recognition. These orders may be revised, modified or cancelled, by their express terms, as a result of negotiations or by project changes or delays. The installation process for an IMRIS system is long and involves multiple stages, the completion of many of which is outside of our control. If we experience any failures or delays in completing the installation of these systems, our reputation would suffer and we may not be able to sell additional systems. Substantial delays in the installation process also increase the risk that a customer would attempt to cancel a purchase order, which would have a negative effect on our financial condition and results of operations.

Our backlog might not result in future net sales.

Order backlog does not necessarily include all sales needed to achieve net revenue expectations for a subsequent period. We schedule the production of our systems based in part upon order backlog. Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. In addition, while we evaluate each customer order to determine qualification for inclusion in backlog, there can be no assurance that amounts included in backlog will ultimately result in future sales. A reduction in backlog during any particular period, or the failure of our backlog to result in future sales, could harm our business, financial condition, results of operations and cash flows.

We depend upon Siemens AG (“Siemens”) for the supply of key components of our products and the support and maintenance of our systems.

We depend upon Siemens to supply the MR scanner and angiography systems for our products. Our OEM agreement with Siemens was entered into as of November 2009 for a five-year term with automatic renewal thereafter for further two-year periods, subject to six months’ advance written notice of termination by either party prior to the end of the initial term or any two-year renewal term. The agreement may also be terminated earlier in the event of default or in the event of insolvency or equivalent proceedings against either party or in the event of a change of control or similar sale transaction affecting us where the buyer or controlling shareholder is a direct competitor to Siemens. Siemens also directly and indirectly competes with us in the sale of image-guided therapy systems. If, for any reason, we could not obtain MR scanners and angiography systems from Siemens on a timely basis or at all, there is no certainty that we could find another vendor willing to supply this equipment and a change would require a redesign of the products, which could take a year or more to implement. We also depend upon Siemens to provide support and maintenance services to our customers. If Siemens’ services became unavailable on a timely basis or at all, any resulting service issues could disrupt our customer relationships and cause damage to our reputation.

We rely upon a limited number of suppliers of components for our products. The loss of any of these relationships may increase our costs, damage our reputation and harm our ability to generate revenue.

We purchase other critical components of our systems from outside vendors, including radio-frequency shielding systems (which are required to protect the MR scanner from radio interference), certain hardware components for our data-management system, and operating room booms and lights. For the majority of these system components, we do not have long-term supply contracts with the suppliers. A disruption of the supply of key components could result in increased costs and delays in deliveries of IMRIS systems, which could adversely affect our reputation and results of operations. Any transition to alternate manufacturers or suppliers would likely result in operational problems and increased expenses and could delay the shipment of, or limit our ability to provide, our products. For example, we will need to verify that any new manufacturer meets our technical specifications and maintains facilities, procedures and operations that comply with our quality requirements.

We will also have to assess any new manufacturer’s compliance with all applicable regulations and guidelines, which could further impede our ability to manufacture our products in a timely manner. If the change in manufacturer results in a significant change to the product, a new 510(k) clearance from the U.S. Food and Drug Administration (“FDA”), or similar foreign clearance may be necessary, which would likely cause substantial delays. Furthermore, we cannot assure you that we would be able to enter into agreements on a timely basis with new manufacturers or suppliers on commercially reasonable terms or at all. As a result, we may be unable to meet the demand for the IMRIS systems, or face increased costs and delays in deliveries of IMRIS systems, either of which could harm our ability to generate revenue and damage our reputation. In addition, any delay in receiving components might cause us to have insufficient spare parts to service existing installed systems, which could lead to customer dissatisfaction and a breach by us of our service obligations to our customers.

We believe it may be necessary to find alternative manufacturers for key components of the IMRIS systems over time as our quantity and quality demands evolve, but we may not be able to identify alternative manufacturers in a timely fashion. Any transition to alternate manufacturers or suppliers would likely result in operational problems and increased expenses and could delay the shipment of, or limit our ability to provide, our products.

If our manufacturing facility is damaged, we may be unable to deliver our products on time and our business, financial condition and results of operations will be adversely affected.

Our in-house manufacturing operations are conducted at a single location in Winnipeg, Manitoba, and any disruption at our facility could increase our expenses. We do not maintain a backup manufacturing facility and we therefore depend upon our current facility for the continued operation of our business. We take precautions to safeguard our facility, including insurance, health and safety protocols, and off-site storage of computer data. However, a natural disaster or other damage-causing event could cause substantial delays in our manufacturing operations, damage or destroy our manufacturing equipment or inventory, and cause us to incur additional expenses. The insurance we maintain against natural disasters may not be adequate to cover our losses in any particular case. With or without insurance, damage to our manufacturing facility or our other property, or to any of our suppliers, due to a natural disaster or casualty event may have a material adverse effect on our business, financial condition and results of operations.

We rely upon certain key personnel and our ability to successfully grow our business would be adversely affected by their departure from our company.

We depend upon certain of our key employees. In particular, we are highly dependent upon the members of our senior management, operations and research and development staff. The loss of one or more of these individuals could adversely affect our business. Recruiting and retaining key personnel in the future will be critical to our success. We believe there are only a limited number of individuals with the requisite skills to serve in many of our key positions, and we compete for key personnel with other medical equipment and software manufacturers and technology companies, as well as universities and research institutions. Although we have done so in the past and expect to be able to do so in the future, we cannot assure you that we will be able to attract and retain skilled and experienced personnel. Competition for qualified personnel in the medical device industry is intense and recruiting and retaining qualified personnel with experience in our industry is very difficult. A significant portion of our compensation to our key employees is in the form of stock option grants. A prolonged decline in our share price could make it difficult for us to retain our employees and recruit additional qualified personnel. We do not maintain, and do not intend to obtain, key employee life insurance on any of our personnel. If we fail to hire and retain personnel in key positions, we may be unable to maintain or grow our business successfully.

There is a lack of clinical data to support the safety and clinical efficacy of our systems, which could affect the rate of adoption of our products and subject our products to future challenges.

The effectiveness of procedures performed using IMRIS systems is not yet supported by clinical data and the medical community has not yet developed a large body of peer-reviewed literature that supports the safety and efficacy of our systems. Because our systems are relatively new, we do not have sufficient clinical data demonstrating the advantages of the IMRIS systems over our competitors’ products. The lack of such may affect the rate at which hospitals and clinicians adopt our products. In addition, if future studies call into question the safety or efficacy of our products, our business, financial condition or results of operations could be adversely affected.

Market competition and technological advances of other products and treatments could reduce the attractiveness of our products or render them obsolete.

The medical device industry in general, and the field of image-guided therapy in particular, is subject to intense and increasing competition and rapidly evolving technologies. Radiation therapy, chemotherapy and other drugs offer alternative means of treating the diseases that are dealt with using image-guided therapy. In addition, many government, academic and business entities are investing substantial resources in research and development of treatments and new products that may render image-guided therapy obsolete, including new drug treatments and gene therapy. Successful developments that result in new approaches for treatments could reduce the attractiveness of our products or render them obsolete.

Because our products often have long development and government approval cycles, we must anticipate changes in the marketplace and the direction of technological innovation and customer demands. To compete successfully, we will need to demonstrate the advantages of our products and technologies over alternative procedures, products and technologies, and convince surgeons, interventionists, radiologists, facilities managers, hospital administrators and other hospital staff and other healthcare decision makers of the advantages of our products and technologies.

Our current competitors or other companies are likely to develop new imaging solutions. If we are unable to develop products that compete effectively against the products of existing or future competitors, our revenue may not grow and could decline. Some of our competitors may compete by changing their pricing model or by lowering the price of their imaging solutions or ancillary supplies. If these competitors’ pricing strategies are effective, it could result in downward pressure on the price of our products. If we are unable to maintain or increase our selling prices in the face of competition, our gross margins may decline.

Moreover, many of our competitors are large medical systems suppliers and have considerably greater resources at their disposal than we do in terms of technology, manufacturing, product development, marketing, distribution, sales, commercialization, capital resources and human resources and have established relationships with hospitals. Many competitors also have more experience in obtaining domestic and foreign regulatory approvals. Therefore, we cannot assure you that we can successfully compete with present or potential competitors or that such intense competition will not have a materially adverse effect on our business, financial condition or results of operations.

In addition to the competition that we face from technologies performing similar functions to our IMRIS systems, competition also exists for the limited capital expenditures of our customers. A potential customer may be forced to choose between two items of capital equipment. Our ability to compete may also be adversely affected when purchase decisions are based largely upon price, since the IMRIS systems are premium-priced systems due to their greater functionality compared to traditional systems. If we are unable to market the IMRIS systems more effectively than lower priced competitive products, we may be unable to maintain our current growth rate.

If we are not able to successfully protect our key intellectual property and trade secrets, our competitive position, future business prospects and financial performance will be adversely affected.

Our success depends, in part, on our ability to maintain or obtain and enforce patent and other intellectual property protections for our processes and technologies, to preserve our trade secrets and to operate without infringing upon the proprietary rights of third parties. We have obtained patents and filed applications in the United States, Canada, and internationally and may, in the future, seek additional patents or file patent applications. Significant aspects of our technology are currently protected as trade secrets, for which we may or may not file patent applications when appropriate. There can be no assurance that patents owned or licensed by us will be valid, and we may not be able to successfully obtain and enforce patents and maintain trade secret protection for our technology. We cannot assure you that any of our pending patent applications will issue with commercially useful claims or that the inventions when built will perform as required, or that the patents granted to us will be commercially useful. Setbacks in these areas could negatively affect our ability to compete and materially and adversely affect our business, financial condition and results of operations.

Patents may provide some degree of protection for our intellectual property; however, patent protection involves complex legal and factual determinations and is therefore uncertain. We cannot assure you that our patents or patent applications will be valid or will issue over prior art, or that patents will issue from the patent applications we have filed or will file. Additionally, we cannot assure you that the scope of any claims granted in any patent will provide us with adequate protection for the processes used by us currently or in the future. We cannot be certain that the creators of our technology were the first inventors of inventions and processes covered by our patents and patent applications or that they were the first to file. Accordingly, we cannot assure you that our patents will be valid or will afford us with protection against competitors with similar technology or processes. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our proprietary information. Monitoring unauthorized use of our confidential information is difficult and we cannot be certain that the steps we take to prevent unauthorized use of our confidential information will be effective. In addition, the laws governing patent protection continue to evolve and are different from one country to the next, all of which causes further uncertainty in the usefulness of a patent. In addition, our issued patents or patents licensed to us may be successfully challenged, invalidated, circumvented or unenforceable so that our patent rights would not create an effective competitive barrier. Moreover, the laws of some countries may not protect our proprietary rights to the same extent as do the laws of the United States and Canada. Although we have attempted to obtain patent coverage for our technology where available and appropriate, there are aspects of the technology for which patent coverage was never sought or never received. There are also countries in which we sell or intend to sell our products, but have no patents or pending patent applications. Our ability to prevent others from making or selling duplicate or similar technologies will be impaired in those countries in which we have no patent protection. If we are not able to adequately protect our intellectual property and proprietary technology, our competitive position, future business prospects and financial performance will be adversely affected.

Unpatented trade secrets, technological innovation and confidential know-how are also important to our success. Although we seek to protect our proprietary information through confidentiality agreements and other appropriate means, these measures may not effectively prevent disclosure of our proprietary information, and, in any event, we cannot assure you that others will not independently develop the same or similar information or gain access to the same or similar information. In view of these factors, our intellectual property positions have a degree of uncertainty.

One of our key patents, which protects our proprietary right to move an MR scanner into and out of a surgical or interventional suite, expires in the United States in March 2016 and elsewhere in the world in March 2017.

We believe that a significant part of our value proposition to our customers and an important competitive advantage for us is our unique ability to move an MR scanner into and out of a surgical or interventional suite. This ability is currently protected by patents that will expire in our principal market, the United States, in March 2016 and in the rest of the world in March 2017. When we lose this patent protection, we may lose a significant competitive advantage, with the result that our competitive position, future business prospects and financial performance may be adversely affected.

If we are the subject of intellectual property litigation we may be required to expend substantial amounts to protect our rights to our technology against infringing parties, required to develop or obtain alternative technology or prevented from selling our products.

Patents issued or licensed to us may be infringed by the products or processes of others. The cost of enforcing patent rights against infringers, if such enforcement is required, could be significant, and the time demands could interfere with our normal operations. There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the medical technology industry. We may become a party to patent litigation and other proceedings. The cost to us of any patent litigation, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation more effectively than we can because of their substantially greater financial resources. Litigation may also absorb significant time and could divert our management’s attention from our core business. Litigation also puts our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Additionally, we may provoke third parties to assert claims against us.

In the event that a court was to find that we were infringing upon a valid patent of a third party, we could be required to pay a substantial damage award, develop non-infringing technology, enter into royalty-bearing licensing agreements or stop selling our products. We cannot assure you that we could enter into licensing arrangements at a reasonable cost, or at all, or develop or obtain alternative technology in respect of patents issued to third parties that incidentally cover our products. Any inability to secure licenses or alternative technology could result in delays in the introduction of some of our products or even lead to prohibition of the development, manufacture or sale of certain of our products.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers. As is common in the medical device industry, we employ individuals who were previously employed at other medical equipment companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

We are subject to complex regulatory compliance requirements and the failure to obtain, or the withdrawal of, regulatory approval for our products could adversely affect our ability to market our products, require a recall of our products and/or require us to incur significant costs to comply with such requirements.

Products intended for diagnostic and therapeutic use for humans are governed by a wide array of regulatory authorities in various jurisdictions. For most of these products, including the IMRIS products, in most jurisdictions, applicable statutes and regulations require testing and government review and approval prior to marketing the product. This procedure can take a number of years and involves the expenditure of substantial resources. Any failure or delay by us to obtain regulatory approvals or clearances could adversely affect the marketing of any products developed by us and our ability to receive product revenue. We cannot assure you that any of our planned products will be approved by any regulatory authority on a timely basis, or at all. Also, in the event that a regulatory authority revokes any approvals granted in respect of our products, our business, financial condition and results of operations could be adversely affected. In addition, regulatory authorities in countries in which we market and sell our products have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture or in some cases, for safety or efficacy concerns. A government mandated recall, or a voluntary recall by us, could occur as a result of component failures, manufacturing errors or design defects, including defects in labeling and user manuals. Any recall could divert our management’s attention, cause us to incur significant expenses, harm our reputation with customers, negatively affect our future sales and business, require redesign of an IMRIS system, harm our operating results, and result in a decline in our share price. In these circumstances, we may also be subject to significant enforcement action. If any of these events were to occur, our business, financial condition and results of operations could be adversely affected.

In addition to the approval of products, numerous laws and regulations govern, among other things, the approval of manufacturing facilities, testing procedures and controlled research, manufacturing practices, marketing, advertising and labeling of products, record keeping, post-market surveillance and the reporting of adverse events. In addition, we must comply with U.S. federal and state healthcare anti-kickback laws and other healthcare fraud and abuse laws that affect the marketing of medical devices. Failure to comply with statutes and regulations could result in warning letters, fines and other civil penalties, unanticipated expenditures, withdrawal of regulatory approval, delays in approving or refusing to approve a product, product recall or seizure, interruption of production, operating restrictions, injunctions, criminal sanctions and exclusion from certain public healthcare programs. We and our suppliers are also subject to numerous federal, state, provincial and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. In addition, advertising and promotional materials relating to medical devices are, in certain instances, subject to regulation by the Federal Trade Commission in the United States, Health Canada and the Competition Bureau in Canada, and equivalent regulators in other jurisdictions. We and our manufacturers and suppliers may be required to incur significant costs to comply with such laws and regulations in the future. Our failure or the failure of our manufacturers and suppliers to comply with current or future regulatory requirements may have a material adverse effect on our business, financial condition or results of operations.

If we are unable to develop new products or obtain regulatory approvals for our intellectual property rights to future products, our revenues and financial condition will be adversely affected.

A principal component of our business strategy is to expand our product offering to exploit the core technologies that we have developed for our IMRIS systems. As such, our organic growth and long-term success partly depends upon our ability to successfully develop and market new products which, among other matters, will require us to incur significant research and development expenditures. We have limited financial and managerial resources and therefore may be required to focus on selected products and applications and to forego efforts with regard to other products and applications. We may fail to identify the most profitable products or applications or we may fail to produce viable commercial products and may divert resources from more profitable market opportunities. In that case, the return on investment in these additional areas will be limited, and this could negatively affect our business and results of operations.

Product development and modification is subject to regulatory overview and approval. Failure or delays in obtaining regulatory approval for new products or modifications to existing products would materially and adversely affect our results of operations and financial condition.

Certain companies have claimed exclusive patent, copyright and other intellectual property rights to technologies in the image-guided therapy and surgical robotics industries. If these technologies relate to our products, we would be obligated to either seek licenses to use this technology or obtain opinions of invalidity or non-infringement, or appropriately redesign products. In the event that these alternatives are not possible, we may be precluded from marketing such products, which could adversely affect our results of operations and financial condition.

We may have additional financing requirements in the future and we cannot be certain of our ability to obtain such financing at all or on commercially reasonable terms.

If our estimates of revenue, expenses, or capital or liquidity requirements change or are inaccurate, or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may require additional financing. In the future, we may also seek to arrange financings to give us financial flexibility to pursue attractive acquisition or investment opportunities that may arise, although we currently do not have any acquisitions or investments planned. We may pursue future financings through various means, including equity investments, issuance of debt, joint venture projects, licensing arrangements or other means. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms or at all. Our ability to obtain additional financing may be impaired by such factors as the state of the capital markets, both generally and specifically in the medical device industry, and the fact that we are a relatively new enterprise without a proven operating history. If the amount of capital we are able to raise from financing activities, together with our cash flow from operations, is not sufficient to satisfy our capital needs, we may not be able to develop or enhance our products, execute our business and growth plans, take advantage of future opportunities, or respond to competitive pressures or unanticipated customer requirements. If any of these events occurs, it would adversely affect our business, financial condition and results of operations.

We may be unable to successfully manage future growth in our business, which would impede our ability to successfully develop, market and sell our products.

Our future financial performance, our ability to increase sales of IMRIS systems and our ability to compete effectively will depend, in part, upon our ability to manage future growth effectively. Our ability to manage growth will require us to continue to implement and improve our administrative, accounting and management systems and to recruit, integrate and train new employees, including additional management, administrative, distribution, sales and marketing personnel. Our manufacturing, assembly and installation process is complex and we must effectively scale this entire process to satisfy customer expectations and changes in demand. We cannot be certain that our personnel, systems, procedures and internal controls will be adequate to support our future operations. Any failure to effectively manage our growth could impede our ability to successfully develop, market and sell our products and harm our business.

IMRIS systems are complex, and require the integration of a number of components from several sources of supply. We must manufacture and assemble these complex systems in commercial quantities in compliance with regulatory requirements and at an acceptable cost. We believe that our manufacturing facility is adequate for our expected growth for the foreseeable future. In order to meet our anticipated long-term market demand we will need to increase our manufacturing capacity. Increasing the manufacturing capacity of our facilities will require the investment of additional funds and the hiring and retaining of additional management and technical personnel who have the necessary manufacturing experience. We may not successfully complete any required increase in manufacturing capacity on a timely basis or at all. If our manufacturing capacity does not keep pace with product demand, we will not be able to fulfill orders in a timely manner which in turn may have a negative effect on our financial results and overall business. Conversely, if demand for our products decreases, the fixed costs associated with excess manufacturing capacity may adversely affect our financial results.

If our customers are unable to obtain adequate reimbursement from third-party payers for the use of our products, our ability to commercialize our products will be adversely affected.

Medical institutions typically bill the services performed with our products to various third-party payers, such as government health administration authorities, private health coverage insurers and other organizations. Our ability to commercialize products successfully will depend in part upon the extent to which reimbursement for the cost of such services will be available. Third-party payers are increasingly challenging the price of medical products and services and instituting cost containment measures to control or significantly influence the purchase of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved healthcare products and we cannot assure you that adequate third-party coverage will be available to establish price levels sufficient for us to realize an appropriate return on our investment in product development. In the event that our customers are unable to obtain adequate reimbursement for the use of IMRIS systems or other products we may develop, market acceptance of our products would be adversely affected.

Future legislative or regulatory changes to the healthcare system may affect our business.

Even if third-party payers provide adequate coverage and reimbursement for procedures using our products, adverse changes in third-party payers’ general policies toward reimbursement could preclude market acceptance for our products and materially harm our sales and revenue growth, which could cause our share price to decline. Future legislative or policy initiatives directed at reducing costs could be introduced in the United States, Canada and other countries where we currently market or intend to market our products. We cannot predict the impact on our business of any legislation or regulations related to the healthcare system that may be enacted or adopted in the future.

On March 30, 2010, President Obama signed into law the Health Care and Education Reconciliation Act of 2010, which amends the broader Patient Protection and Affordable Care Act enacted on March 23, 2010 (collectively, the “U.S. Health Care Reform Law”). Among other things, the U.S. Health Care Reform Law will ultimately increase the overall pool of persons with access to health insurance in the United States. Although such an increase in covered persons should benefit hospitals, other changes in the U.S. Health Care Reform Law could adversely affect the operations and finances of hospitals, reducing their ability to purchase medical devices, such as our IMRIS systems. In addition, the U.S. Health Care Reform Law will impose a 2.3% excise tax on the sale of any taxable human medical devices after December 31, 2012, by the manufacturer, producer or importer of such devices. To the extent that this excise tax applies to our products, it may increase the cost of IMRIS systems to our customers and also reduce our margins on the sales of our systems. The U.S. Health Care Reform Law also encourages hospitals and physicians to work collaboratively through shared savings programs, which may ultimately result in the reduction of medical device acquisitions by hospital purchasers.

In addition, reimbursement and healthcare payment systems in international markets vary significantly by country and, within some countries, by region. In many international markets, payment systems may control reimbursement for procedures performed using new products as well as procurement of these products. As economies of emerging markets develop, these countries may implement changes in their healthcare delivery and payment systems. Furthermore, healthcare cost containment efforts similar to those underway in the United States are prevalent in many of the other countries in which we intend to sell our products and these efforts are expected to continue. Market acceptance of our products in a particular country may depend on the availability and level of reimbursement in that country.

We operate in an industry where there is the potential for substantial product liability claims which would cause us to incur significant costs, create adverse publicity and/or prevent us from commercializing our products.

Medical products involve an inherent risk of product liability claims and associated adverse publicity. We currently maintain liability insurance coverage in the aggregate amount of $10 million. There is no guarantee that future claims based on product liability will not exceed such amounts. In addition, should it prove impossible to obtain this type of insurance at reasonable rates or to otherwise protect us against potential liability proceedings, we could be required to cease the commercialization of products that we have developed or be prevented from beginning the commercialization of new products. Our obligation to pay indemnities or to withdraw a product following complaints could materially and adversely affect our financial condition and results of operations.

We may face substantial warranty claims arising from the nature of our business, which would substantially increase our costs and damage our reputation.

Our costs could substantially increase if we receive a significant number of warranty claims. We typically provide our customers with a one-year material and workmanship warranty on their purchase of an IMRIS system. We have only a limited history of commercial placements from which to judge our rate of warranty claims. If product returns or warranty claims increase, we could incur unanticipated additional expenditures for parts and service. In addition, our reputation and goodwill in the image-guided therapy market could be damaged. While we have established reserves for liability associated with product warranties, unforeseen warranty exposure in excess of those reserves could materially and adversely affect our financial condition and results of operations.

Our financial results can be adversely affected by foreign exchange fluctuations.

While we generate a significant portion of our sales in U.S. dollars, we also have sales in other foreign currencies and many of our expenses are denominated in Canadian dollars. In addition, any assets and liabilities not denominated in our reporting currency can give rise to foreign exchange gains or losses on translation into our reporting currency. To date, we have not used forward exchange contracts to hedge exposures denominated in other currencies or any other derivative instrument for trading, hedging or speculative purposes. As such, we are exposed to fluctuations in the exchange rate between our reporting currency and other currencies.

We rely upon certain strategic relationships for the design, development and marketing of our existing and future products. Our revenues would suffer if these partnerships were to end or if our partners fail to perform in the manner we require.

We work with a number of our customers and suppliers in designing, developing and marketing our systems. Currently, our most important supplier relationship is with Siemens, which supplies the superconducting magnet at the core of our systems and with which we work closely in connection with the sales and marketing of our systems. Siemens and certain of our other strategic partners are large, global organizations with diverse product lines and interests that may diverge from our interests in commercializing our products. Accordingly, our strategic partners may not devote adequate resources to our product development, or may experience financial difficulties, change their business strategy or undergo a business combination or similar change of control transaction that may affect their willingness or ability to fulfill their obligations to us. The loss or failure of one or more of our key strategic partners could have a material adverse effect on our financial condition, results of operations and cash flow. Furthermore, if we are unable to enter into additional partnerships in the future, or if our current or future partnerships fail, our ability to develop and commercialize products could be affected negatively and our revenues could be adversely affected. There can be no assurances that we will be able to establish these strategic relationships, or, if established, that the relationships will be maintained, particularly if members of our management team leave our company.

If we fail to overcome the challenges inherent in international operations, our business and results of operations may be materially adversely affected.

Although most of our sales to date have been made in North America, we have sales and marketing employees in North America, Europe and Asia. In the future, we expect international sales of our products to account for a significant portion of our revenue, which exposes us to risks inherent in international operations. To accommodate our international sales, we have needed and will need to further invest financial and management resources to develop an international infrastructure that will meet the needs of our customers. Accordingly, we will face additional risks resulting from our international operations including:

•      difficulties in enforcing agreements and collecting receivables in a timely manner through the legal systems of many countries outside North America;

•      the failure to fulfill foreign regulatory requirements to market our products on a timely basis or at all;

•      availability of, and changes in, reimbursement within prevailing foreign healthcare payment systems;

•      difficulties in managing foreign relationships and operations, including any relationships that we establish with foreign sales or marketing employees and agents;

•      limited protection for intellectual property rights in some countries;

•      fluctuations in currency exchange rates;

•      the possibility that foreign countries may impose additional withholding taxes or otherwise tax our foreign income, impose tariffs or adopt other restrictions on foreign trade;

•      the possibility of any material shipping delays;

•      significant changes in the political, regulatory, safety or economic conditions in a country or region;

•      protectionist laws and business practices that favor local competitors; and

•      trade restrictions, including U.S. prohibitions and restrictions on exports of certain products and technologies to certain nations as well as the imposition of, or significant changes to, the level of tariffs, customs duties and export quotas.

If we fail to overcome the challenges we encounter in our international operations, our business and results of operations may be materially adversely affected.

A general global economic downturn may negatively affect our customers and their ability to purchase our products. A downturn may decrease our revenues, increase our costs and credit risk with our customers and impact our ability to collect accounts receivable and recognize revenue.

Disruptions in the financial markets have had and may continue to have an adverse effect on the U.S. and world economy, which could negatively affect business spending patterns. Recent tightening of credit in financial markets could adversely affect the ability of our customers and suppliers to obtain financing for significant purchases and operations and could result in a decrease in or cancellation of orders for our products.

Recent financial market conditions and the extent of the accompanying economic downturn may exacerbate some of the other risks that affect our business, results of operations and financial condition. A tighter credit market for consumer, business, and service provider spending may have several adverse effects, including reduced demand for our products, increased price competition or deferment of purchases and orders by our customers. Additional effects may include increased demand for customer finance, difficulties in collection of accounts receivable and increased risk of counterparty failures.

We may be adversely affected by credit risk.

We are exposed to credit risk for accounts receivable in the event that counterparties do not meet their obligations. We attempt to mitigate our credit risk to the extent possible by performing credit reviews. Both economic and geopolitical uncertainty can influence the ultimate collectability of these receivable amounts. Failure to collect outstanding receivables could have a material adverse effect on our business, results of operations and financial condition.

Our Common Shares have shown volatility in their price and trading volumes due to a number of factors, some of which are outside of our control.

Our outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “IM” and on the NASDAQ Global Market under the trading symbol “IMRS”. The trading price and volume of our Common Shares has been, and may continue to be, subject to large fluctuations and, therefore, the value of any of our Common Shares may also fluctuate significantly, which may result in losses to investors. The trading price of our Common Shares may increase or decrease in response to a number of events and factors, including:

•      low trading volumes;

•      actual or anticipated fluctuations in our results of operations;

•      changes in estimates of our future results of operations by us or securities analysts;

•      announcement of technological innovations or new products or services by us or our competitors;

•      future legislative or regulatory changes affecting the medical device industry or healthcare systems; and

•      other events and factors, including the risk factors identified or incorporated by reference in this AIF.

Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert our management’s attention and resources, which could adversely affect our business. Any adverse determination in litigation against us could also subject us to significant liabilities.

We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future and, therefore, shareholders may not be able to receive a return on their Common Shares unless they sell them at an amount greater than the price paid to acquire the Common Shares.

We have never declared or paid any cash dividends on our Common Shares. We currently intend to retain any future earnings to fund the development and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, capital requirements and such other factors as the board deems relevant.

Our actual financial results may vary from our publicly disclosed forecasts, which could depress our stock price.

Our actual financial results and other measures of future performance, such as backlog, may vary from our publicly disclosed forecasts and these variations could be material and adverse. We periodically provide guidance on future financial results. Our forecasts reflect numerous assumptions concerning our expected performance, as well as other factors that are beyond our control and which may not turn out to be correct. Although we believe that the assumptions underlying our guidance and other forward-looking statements were and are reasonable when we make such statements, actual results could be materially different. Our financial results are subject to numerous risks and uncertainties, including those identified throughout these risk factors and elsewhere in this AIF and the documents incorporated by reference. See “Caution Regarding Forward-Looking Statements”. If our actual results vary from our announced guidance, the price of our Common Shares may decline, and such a decline could be substantial. Except as required under applicable securities legislation, we do not undertake to update any guidance or other forward-looking information we may provide, whether as a result of new information, future events or otherwise.

We may require additional capital in the future and we cannot give any assurance that such capital will be available at all or on terms acceptable to us and, if it is available, additional capital raised by us may dilute each shareholder’s ownership of our Common Shares

We may need to raise additional funds through public or private debt or equity financings in order to:

•      fund ongoing operations;

•	take advantage of opportunities, including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses;

•      develop new products; or

•      respond to competitive pressures.

Any additional capital raised through the sale of equity will dilute each shareholder’s percentage ownership of our Common Shares. Capital raised through debt financing would require us to make periodic interest payments and may impose restrictive covenants on the conduct of our business. Furthermore, additional financings may not be available on terms favourable to us, or at all. Our failure to obtain acceptable additional funding could prevent us from making expenditures that may be required to grow our business or maintain our operations.

Certain Canadian laws could delay or deter a change of control and may eliminate or limit strategic opportunities for shareholders to sell their Common Shares.

The Investment Canada Act (Canada) subjects an acquisition of control of IMRIS by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant Minister is satisfied that the investment is likely to be a net benefit to Canada. This could prevent or delay a change of control and may eliminate or limit strategic opportunities for shareholders to sell their Common Shares.

Our significant shareholders have the ability to approve certain matters requiring stockholder approval and influence the composition of our board of directors in a way that diverges from the interests of our other shareholders.

Our executive officers, directors and holders of 10% or more of our Common Shares, as of December 31, 2010, beneficially owned approximately 34% of our Common Shares. Consequently, these shareholders are able to influence the composition of our board of directors and retain the voting power to approve some matters requiring shareholder approval. The interests of these shareholders may be different than the interests of other shareholders on these matters. For example, these shareholders may decide not to enter into a transaction in which our shareholders would receive consideration for their Common Shares that is much higher than the cost of their investment in our Common Shares or the then market price of our Common Shares.

This concentration of ownership could also have the effect of delaying or preventing a change in our control or otherwise discouraging a potential acquirer from attempting to obtain control of us, which in turn could reduce the price of our Common Shares.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

We are a “foreign private issuer” under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell their Common Shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer we are exempt from the proxy rules under the Exchange Act.

The financial reporting obligations of being a public company in the U.S. are expensive and time consuming, and place significant additional demands on our management.

The additional obligations of being a public company in the U.S. will require significant additional expenditures and place additional demands on our management. In particular, Section 404 of the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing Section 404 require an annual evaluation of our internal control over financial reporting to be conducted by our management, and for our internal control over financial reporting to be audited by an independent auditing firm. Under current rules, we will be subject to these requirements beginning with the fiscal year ending December 31, 2011. This process will increase our legal and financial compliance costs, and could make some activities more difficult, time-consuming or costly. If an independent auditing firm is unable to provide us with an unqualified audit report as to the effectiveness of our internal controls, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our Common Shares.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system (“MJDS”) adopted by the U.S. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers. Further, if we engage in capital raising activities after losing foreign private issuer status, there is a higher likelihood that investors may require us to file resale registration statements with the SEC as a condition to any such financing.

4.	DIVIDENDS

We have never declared or paid any dividends on our Common Shares, other than an increase in the paid up capital of the Common Shares in an amount of $3,220,000 at the time of our initial public offering in November 2007, which resulted in a deemed non-cash dividend to our shareholders at that time for tax purposes. We currently intend to retain any future earnings to fund the development and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon many factors, including our results of operations, capital requirements and such other factors as the board deems relevant.

5.	CAPITAL STRUCTURE

5.1	General Description

We are currently authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series. As at December 31, 2010 there were a total of 44,113,783 Common Shares and no preferred shares issued and outstanding on a non-fully diluted basis. In addition to the outstanding shares, as at December 31, 2010, our current and former directors, executive officers, employees and certain consultants held options to acquire an aggregate of 4,000,649 Common Shares under the terms of our employee stock option plan.

Common Shares

The holders of the Common Shares are entitled to receive notice of and to attend and vote at all annual and special meetings of our shareholders, except a meeting where only the holders of shares of a class or a particular series are entitled to vote separately. The Common Shares carry one vote per Common Share and do not have cumulative voting rights. The holders of the Common Shares will be entitled, at the discretion of our board of directors, to receive out of any or all profits or surplus of IMRIS properly available for the payment of dividends, any dividend declared by the board of directors and payable by us on the Common Shares, subject to the rights, privileges, restrictions and conditions of any preferred shares outstanding. The holders of the Common Shares will participate ratably in any distribution of the remaining property of IMRIS upon our liquidation, dissolution or winding-up or any other return of capital or distribution of our assets among our shareholders for the purpose of winding up our affairs, subject to the rights, privileges, restrictions and conditions of any preferred shares outstanding.

Preferred Shares

The preferred shares are issuable, from time to time, in one or more series, as determined by our board of directors. Our board of directors is authorized to fix the dividend rights and terms, conversion rights, voting rights, cancellation provisions, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred shares. The preferred shares, if issued, rank prior to the Common Shares with respect to the payment of dividends and the distribution of assets and any special payments the preferred shares may be entitled to receive in the event of our liquidation, dissolution or winding-up. In addition, no dividends may be declared and paid on the Common Shares until all dividends owing on the preferred shares are paid. Once preferred shares have been issued, the approval by two-thirds of a majority of the holders of the preferred shares is required to issue any new shares ranking prior or equal to the outstanding preferred shares or to modify the rights, restrictions, privileges and conditions of the preferred shares set forth in our articles of incorporation.

6.	MARKET FOR SECURITIES

6.1	Trading Price and Volume

Our Common Shares are listed on the TSX under the symbol “IM” and on the NASDAQ Global Market Exchange under the symbol “IMRS”. The volume and price range of our Common Shares for 2010 are set forth in the following table:

	Volume (#)		High Trading Price		Low Trading Price
Month	IM	IMRS	IM (C$)	IMRS (US$)	IM (C$)	IMRS (US$)
January	1,198,900	-	6.01	-	5.00	-
February	1,113,400	-	6.99	-	5.70	-
March	1,469,300	-	7.19	-	6.06	-
April	1,016,295	-	6.97	-	6.30	-
May	550,055	-	6.70	-	5.15	-
June	247,778	-	5.70	-	4.92
July	195,155	-	5.40	-	4.27	-
August	258,335	-	4.74	-	3.51	-
September	363,519	-	4.93	-	3.70	-
October	307,012	-	5.58	-	4.80	-
November	1,692,328	1,715,362	6.18	5.11	4.81	4.65
December	564,153	1,236,612	5.94	5.92	4.68	4.55

7.	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

Designation of Class	Number of Securities Held in Escrow or that are Subject to a Contractual Restriction on Transfer	Percentage of Class as at December 31, 2010
Common Shares(1)	320,000	0.73%

(1) On February 4, 2010, the Corporation announced that it entered into a definitive agreement to acquire 100% issued and outstanding common shares of NASL, a privately held company based in Calgary, Alberta, and its magnetic resonance-compatible neurosurgical robotics system. The transaction was accomplished through the issuance of 1.6 million Common Shares from treasury representing 3.6% of the outstanding Common Shares at December 31, 2010. Twenty percent or 320,000 of the 1.6 million Common Shares issued to acquire NASL were placed into escrow for a period of 24 months for any claims that could be made against NASL.

8.	DIRECTORS AND OFFICERS

8.1	Directors and Officers

The following table sets forth the names, municipalities of residence, positions held with us and principal occupations of our directors and executive officers and, if a director, the month and year in which the person became a director. Our directors will hold office until the next annual meeting of our shareholders.

Name, Province/State and Country of Residence	Position with IMRIS	Principal Occupation	Director Since

H. David Graves Manitoba, Canada	Chairman, Chief Executive Officer and Director	Chairman and Chief Executive Officer	May 2005

Edward Richmond,(3) Manitoba, Canada	President and Chief Operating Officer	President and Chief Operating Officer

Pablo Batista, Manitoba, Canada	Executive Vice President Operations	Executive Vice President Operations

Meir Dahan Manitoba, Canada	Executive Vice President Research and Development	Executive Vice President Research and Development

Kelly McNeill Manitoba, Canada	Executive Vice President Finance & Administration, Chief Financial Officer and Secretary	Executive Vice President Finance & Administration, Chief Financial Officer and Secretary

Mark Reade1 Manitoba, Canada	Executive Vice President Customer Solutions and General Manager Americas	Executive Vice President Customer Solutions and General Manager Americas

Denis Sutton Manitoba, Canada	Executive Vice President Human Resources	Executive Vice President Human Resources

Amy Boyle2 Minnesota, USA	Executive Vice President, Marketing	Executive Vice President, Marketing

Robert Courteau,(2) Ontario, Canada	Director	President for SAP North America	July 2006

Carey Diamond(1)(2) Ontario, Canada	Director and Chairman of the Compensation Committee	President and Chief Executive Officer, Whitecastle Investments Limited	March 2006

William Fraser(1) Manitoba, Canada	Director	Corporate Director	August 2007

Blaine Hobson(2) Ontario, Canada	Director	Managing Partner, Whitecap Venture Partners	March 2006

David Leslie(1) Ontario, Canada	Director and Chairman of the Audit and Governance Committee	Corporate Director	August 2007

Robert Burgess California, USA	Director	Independent Investor	September 2010

(1)	Member of the Audit and Governance Committee.
(2)	Member of the Compensation Committee
(3)	Appointment effective January 1, 2010.
(4)	Appointment effective April 26, 2010.
(5)	Appointment effective July 19, 2010.

At December 31, 2010 as a group, our directors and executive officers beneficially owned, directly or indirectly, or exercised control over 15,080,287 Common Shares which represented 34.2% of the outstanding Common Shares. Additionally, at December 31, 2010 as a group, our directors and executive officers beneficially owned, directly or indirectly, or exercised control over options to purchase up to 2,707,763 Common Shares.

Except as disclosed below, each of our directors and executive officers has been engaged for 5 years in his present principal occupation or in other capacities with the company or organization (or predecessor thereof) in which he currently holds his principal occupation. The information provided below has been provided to us by the individuals themselves and has not been independently verified by us.

•	H. David Graves; prior to joining IMRIS in May 2005, Mr. Graves was the President and Chief Executive Officer of Centara Corporation from 1998 to 2005.

•	Ed Richmond; prior to joining IMRIS in October 2006, Mr. Richmond held senior roles, including President of Corporate Strategy of Standard Aero Limited from 2000 to 2006.

•	Pablo Batista; prior to joining IMRIS in February, 2007, Mr Batista worked at New Flyer Industries from 2004 to 2007 as a Senior Program Manager.

•	Meir Dahan; prior to joining IMRIS in January 2008, Mr. Dahan held a number of positions with Baxter Healthcare from 2001 to 2008, and most recently was their Program Leader within the Renal division.

•
Kelly McNeill; prior to joining IMRIS in September 2009, Mr. McNeill was Chief Financial Officer of Resverlogix Corporation from May 2006 to September 2009 and General Manager of Haworth Limited from July 2004 to May 2006.

•
Mark Reade; prior to joining us in April 2010, Mr. Reade held a number of senior sales positions with Medtronic Inc. from 1999 to 2009; and most recently was a Vice President within their Neuromodulation division.

•
Amy Boyle; prior to joining us Ms. Boyle was Vice President, Corporate Brand and Marketing of St. Jude Medical Inc. from 2007 to December 2009 and was Vice President of Marketing, International Division of St. Jude Medical, Inc. from 2005 to 2007.

•
Robert Courteau; Mr. Courteau is the Chief Operating Officer for SAP’s Global Field Operations and was previously the Chief Operating Officer SAP North America. He was the President and Managing director of SAP Canada from 2004 to 2008.

•	William Fraser; Mr. Fraser was the President and Chief Executive Officer and a Director of Manitoba Telecom Services Inc. from 1994 to 2006.

8.2         Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as set forth below, no director or executive officer of the Corporation and, to the knowledge of the Corporation, no shareholder holding a sufficient number of securities of the Corporation to materially affect its control is or was, in the 10 years preceding the date of this AIF, a director or executive officer of any company that was, while that person was acting in that capacity, (a) the subject of a cease trade or similar order or an order that denied any such company access to any exemption under securities legislation for a period of more than 30 consecutive days, (b) subject to an event that resulted, after such person ceased to be a director or executive officer, in such company being the subject of any such order or (c) within a year of such person ceasing to act in that capacity, became bankrupt, made a proposal under any bankruptcy or insolvency related legislation or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Leslie served as a member of the Board of Directors of Canwest Global Communications Corp. from March 26, 2007 to January 14, 2009. On October 6, 2009, Canwest Global Communications Corp. voluntarily entered into, and successfully obtained, an Order from the Ontario Superior Court of Justice (Commercial Division) commencing proceedings under the Companies’ Creditors Arrangement Act.

No director or executive officer of the Corporation and, to the knowledge of the Corporation, no shareholder holding a sufficient number of securities of the Corporation to materially affect its control, within the 10 years preceding the date of this AIF, has became bankrupt, made a proposal under any bankruptcy or insolvency related legislation or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

8.3         Committees of the Board of Directors

Our board of directors has two committees: an Audit and Corporate Governance Committee comprised entirely of independent directors, and a Compensation Committee, comprised of a majority of independent directors.

Audit and Governance Committee

The directors have appointed an Audit and Governance Committee consisting of three directors; Carey Diamond, William Fraser and David Leslie, all of whom are independent and financially literate within the meaning of Multilateral Instrument 52-110 (Audit Committees), Rule 10A-3 of the Exchange Act and NASDAQ Rule 5605 (a)(2).

Relevant Education and Experience of Members of the Audit Committee

David Leslie, F.C.A., (Chair) - Mr. Leslie is an independent corporate director. Mr. Leslie was formerly the Chairman and Chief Executive Officer of Ernst and Young LLP from 1999 to 2004, and was a partner and held various senior management positions with the firm from 1977 to 2004. Mr. Leslie is a director of Enbridge, Inc.; Enbridge Gas Distribution, Inc.; Sobeys Inc.; Empire Company Ltd, a Trustee of the Crombie Real Estate Investment Trust; and is the Chairman of the Sunnybrook Health Sciences Centre. Mr. Leslie is a director of MaRS Innovation, a non-profit company involved with the commercialization of certain research generated by its non-profit members. Mr. Leslie is a Chartered Accountant and was named a Fellow of the Institute of Chartered Accountants in 1991.

William Fraser, F.C.A - Mr. Fraser serves various companies as an independent corporate director. Mr. Fraser was the President and Chief Executive Officer, and a Director of Manitoba Telecom Services Inc. (MTS) from 1994 to 2006, and successfully led the transformation of the provincial crown corporation to a publicly traded corporation, and the third largest telecommunications company in Canada. Mr. Fraser was the Vice President Finance of MTS from 1986 to 1994, and prior to that was the Assistant Deputy Minister, Finance for the Government of Manitoba (1981-1986). Mr. Fraser is a Director and is the Chairman of the audit committee of Manitoba Hydro and is the Vice Chair and member of the finance committee of the Board of Directors for St. Boniface Hospital Foundation. Mr. Fraser has been a director of a number of other corporations and charitable organizations during his career. Mr. Fraser is a Chartered Accountant and was named a Fellow of the Institute of Chartered Accountants in 2002.

Carey Diamond - Mr. Diamond has held senior management positions at Whitecastle Investments Limited, an investor in venture and later stage private companies, since 1989, and since 1998 has been its President and Chief Executive Officer. Since 2002, he has been Managing Director of Whitecap Venture Partners and since 2004, he has been Managing Director of Whitecastle Private Equity Partners. Mr. Diamond has served as a director of multiple public companies, including Globelle Corporation, PC Docs International Inc., Wescam Inc. and iMagicTV Inc. Mr. Diamond has also been an audit committee member for a number of these companies. In addition to sitting on the boards of various private companies, Mr. Diamond is a member of the Board of Directors and Vice-Chair of the Sunnybrook Health Sciences Centre and past Director and Vice Chair of the Baycrest Centre for Geriatric Care. Mr. Diamond holds a B.A. (Economics) degree from the University of Western Ontario and an LL.B. from Osgoode Hall Law School. He is a member of the Law Society of Upper Canada.

The responsibilities and mandate of the Audit and Governance Committee are set out in an Audit and Governance Committee Charter, a full copy of which is included as appendix A hereto. The primary purposes of the Audit and Corporate Governance Committee are to (i) manage, on behalf of IMRIS's shareholders, the relationship between IMRIS and its external auditor and enhance the independence of the external auditor, (ii) assist the board in meeting its financial oversight responsibilities, oversee the audit and financial reporting process and increase the credibility and objectivity of financial reporting, (iii) oversee the design, implementation and ongoing effectiveness of a system of internal controls, and (iv) oversee the process by which IMRIS assesses and manages risk.

The Audit and Governance Committee is also responsible for (i) establishing procedures for the receipt, retention and treatment of complaints received by IMRIS regarding accounting practices, financial reporting, internal accounting controls or auditing matters, (ii) establishing procedures for the confidential, anonymous submission by IMRIS employees of concerns regarding questionable accounting or auditing matters, and (iii) monitoring compliance with IMRIS's Whistleblower Protection Policy on Financial Matters.

The Audit and Governance Committee also takes a leadership role in shaping IMRIS's corporate governance practices by overseeing and assessing the functioning of the board and the committees of the board and developing, implementing and assessing effective corporate governance processes and practices. It is also responsible for reviewing and recommending the adoption of IMRIS's strategic corporate policies, including its Disclosure and Confidentiality Policy, Insider Trading Policy, Code of Business Conduct and Ethics, and other relevant policies associated with ensuring an effective system of corporate governance and for overseeing the investigation of any alleged breach of any of these policies.

Compensation Committee

The board has appointed a Compensation Committee consisting of three Directors, Carey Diamond, Blaine Hobson and Robert Courteau. All of these directors are considered independent within the meaning of Multilateral Instrument 52-110 (Audit Committees) except for Mr. Hobson. Mr. Hobson is not considered independent as he has provided certain consulting services to the Corporation. The Compensation Committee ensures the independence of its actions by requiring the presence of a majority of independent directors to convene any meeting of the Compensation Committee. The responsibilities and mandate of the Compensation Committee are set out in a Compensation Committee Charter. The primary purposes of the Compensation Committee are to (i) assist the board in discharging the board's oversight responsibilities relating to the compensation, development, succession and retention of the President and Chief Executive Officer and senior management, (ii) establish fair and competitive compensation and performance incentive plans, and (iii) identify candidates for director positions.

Pre-Approval of Non-Audit Services

The Audit and Governance Committee has implemented a policy restricting the services that may be provided by our auditors and the fees paid to our auditors (see Appendix “B”). Prior to the engagement of our auditors to perform both audit and non-audit services, the Audit and Governance Committee pre-approves the provision of the services. In making their determination regarding non-audit services, the Audit and Governance Committee considers the compliance with the policy and the provision of non-audit services in the context of avoiding impact on auditor independence. All audit and non-audit fees paid to Deloitte & Touche LLP (“Deloitte”) have been approved by the Audit and Governance Committee. For the years ended December 31, 2010 and 2009, the Corporation incurred the following fees:

	Fiscal 2010		Fiscal 2009
Audit Fees (1)		$227,384		$163,463
Audit Related Fees (2)		$321,049		$118,659
Tax Fees (3)		$93,701		$144,828
All Other Fees (4)	$	Nil	$	Nil

(1)
“Audit Fees” consist of the aggregate fees billed by Deloitte for professional services rendered by it for the audit of our annual financial statements, review of quarterly financial statements or services that are normally provided by Deloitte in connection with statutory and regulatory filings or engagements.

(2)
“Audit Related Fees” consist of the aggregate fees billed by Deloitte for assurance and related services rendered by them that are reasonably related to the performance of the audit or review of our financial statements and are not reported as Audit Fees. Services provided include accounting advice and training on certain matters.

(3)
“Tax Fees” consist of the aggregate fees billed by Deloitte for professional services rendered by them for tax compliance, tax advice and tax planning. Tax services included advisory services and review and filing of our annual income tax returns.

(4)	“All Other Fees” consist of fees billed by Deloitte for products and services other than fees noted above.

8.4         Conflicts of Interest

IMRIS leases air travel time from 5343381 Manitoba Ltd., a Corporation controlled by H. David Graves, the Chief Executive Officer and Chairman of the board of directors of IMRIS as disclosed in Section 10 – Interest in Material Transactions. Mr. Graves has declared his interest and abstains from any board decisions related to this matter.

We have contracted consulting services from Hobson Equities Inc., which is controlled by Blaine Hobson, one of our directors. The amount charged for professional fees performed under this contract during the fiscal years ended December 31, 2010 and December 31, 2009 was $NIL and during the fiscal year ended December 31, 2008 was $96,000.

9.            LEGAL PROCEEDINGS

It is common in our industry to receive notices alleging patent infringement arising in the normal course of business. We have set up internal procedures to deal with such notices, which include assessing the merits of each notice and seeking, where appropriate, a business resolution. Where a business resolution cannot be reached, litigation may be necessary. The ultimate outcome of any litigation is uncertain and, regardless of outcome, litigation can have an adverse impact on our business because of defense costs, negative publicity, diversion of management resources and other factors. Our failure to obtain any necessary license or other rights on commercially reasonable terms, or otherwise, or litigation arising out of intellectual property claims could materially adversely affect our business. As of the date of this AIF, we are not party to any litigation that we believe is material to our business.

10.          INTERESTS IN MATERIAL TRANSACTIONS

H. David Graves, our Chief Executive Officer and Chairman of our board of directors, exercises control over Norpine Holdings Inc., one of our significant shareholders. We were incorporated by Mr. Graves in May 2005 to acquire the assets of Innovative, our predecessor company. Other than Mr. Graves, no director, executive officer or shareholder who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of our outstanding Common Shares or known associate or affiliate of any such person, has or had any material interest, direct or indirect, in any transaction within the last three years or in any proposed transaction, that has materially affected or will materially affect us.

We lease air travel time from 5343381 Manitoba Ltd., a corporation that is owned by Mr. Graves. The amount charged to travel expenses during the twelve month period ended December 31, 2010 with respect to transactions with this related party totaled $144,480 and $153,720 was charged to share issuance costs $740,940 was charged to travel and $NIL was charged to share issuance costs for the year ended December 31, 2009. The payable balance owing to 5343381 Manitoba Ltd. as of December 31, 2010 was $NIL ($NIL as of December 31, 2009). We have compared the amounts paid by us for these services against the amounts charged by third parties for similar services and we have concluded that the rates charged by 5343381 Manitoba Ltd. are competitive with market rates. We intend to continue to monitor the competitiveness of these rates from time to time and will instead use similar services from a third party should they become available at lower rates.

We have contracted consulting services from Hobson Equities Inc., which is controlled by Blaine Hobson, one of our directors. The amount charged for professional fees performed under this contract during the fiscal year ended December 31, 2010 and December 31, 2009 was $NIL (2008 — $96,000).

11.          TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc. at its principal offices in Toronto, Ontario.

12.          MATERIAL CONTRACTS

During the 2009 fiscal year, we entered into one material contract as follows:

•
An underwriting agreement dated November 2010 with a syndicate of underwriters led by Canaccord Genuity Corp. in connection with the Corporation’s $50.9 million underwritten public financing which closed on November 24, 2010.

A copy of this agreement is available at www.sedar.com.

13.          INTERESTS OF EXPERTS

Deloitte are our auditors and are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Manitoba.

14.          ADDITIONAL INFORMATION

Additional financial information with respect to IMRIS, including remuneration and indebtedness of directors and officers, principal holders of our securities and options to purchase securities is contained in our information circular in respect of our annual meeting of shareholders that involves the election of directors. Additional financial information is contained in our audited comparative consolidated financial statements and our management discussion and analysis for our most recently completed fiscal year. Additional information relating to IMRIS may be found on the SEDAR website at www.sedar.com and on the SEC website at www.secgov.com

APPENDIX “A”

IMRIS INC.

AUDIT AND GOVERNANCE COMMITTEE
CHARTER

Establishment and Purpose

The Board of Directors (the “Board”) of IMRIS Inc. (“IMRIS”) has established the Audit and Governance Committee (the “Committee”) for the purposes of managing the relationship between IMRIS and its external auditors, overseeing the audit and financial reporting process, ensuring the adequacy and effectiveness of IMRIS’s internal controls and procedures for financial reporting and ensuring the adequacy and effectiveness of IMRIS’s risk management program. In addition, the Committee is responsible for identifying candidates to serve as directors of IMRIS, and for taking a leadership role in shaping IMRIS’s corporate governance practices by overseeing and assessing the functioning of the Board and the committees of the Board and developing, implementing and assessing effective corporate governance processes and practices.

Appointment and Removal

The Committee shall consist of at least three directors (the “Members”) appointed annually by the Board, effective after the election of directors at the annual meeting of shareholders, provided that any member may be removed or replaced at any time by the Board and shall, in any event, cease to be a member of the Committee upon ceasing to be a member of the Board. A special Nominating Committee will recommend for approval to the Board an unrelated Director to act as Chairman of the Committee. The Board shall appoint the Chairman of the Committee.

The Committee and each Member must meet the independence and audit committee composition requirements promulgated by all governmental and regulatory bodies exercising control over IMRIS as may be in effect from time to time, including those of any stock exchange upon which IMRIS’s shares are listed. To that end, each member of the Committee shall be both an “unrelated” director and an “independent” director (as such terms are defined under the requirements or guidelines for audit committee service in applicable securities laws and the rules of any stock exchange on which IMRIS’s securities are listed for trading). In general, and subject to the specific requirements and restrictions of applicable securities laws and stock exchange rules, this means that no director who is an officer or employee of IMRIS (or any related entity (including a parent or subsidiary) of IMRIS) may be a Member and each Member must be free of any relationship that could or could be reasonably expected to, in the opinion of the Board, interfere with the exercise of that director’s independent judgment in carrying out the responsibilities as a Member.

All Members of the Committee must also be “financially literate” (as that term is defined from time to time in Multilateral Instrument 52-110 (Audit Committees) or any replacement or supplementary instrument or rule or, if it is not defined, as that term is interpreted by the Board), which generally means that Members must be able to read and understand fundamental financial statements, including IMRIS’s balance sheet, income statement and cash flow statement. No Member may have participated in the preparation of the financial statements of IMRIS or any current subsidiary of IMRIS at any time during the previous three years. No Member may, other than in his or her capacity as a member of the Audit and Governance Committee, the Board of Directors, or any other Board committee, accept directly or indirectly any consulting, advisory, or other “compensatory fee” (as such term is defined under applicable securities laws and stock exchange rules) from, or be an “affiliated person” (as such term is defined under applicable securities laws and stock exchange rules) of, IMRIS or any subsidiary of IMRIS. For greater certainty, directors’ fees and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with IMRIS or any subsidiary that are not contingent on continued service should be the only compensation a Member receives from IMRIS.

At least one Member must have past employment experience in finance or accounting, requisite professional certification in accounting, or comparable experience or background that results in that Member’s financial sophistication.

At least one Member of the Committee shall be an “audit committee financial expert”, as such term is defined in applicable securities laws.

Structure and Reporting

The Committee meets as required, but at least quarterly, typically on the day of the full Board to allow ample time for discussion. A majority of the Committee shall constitute quorum. The Executive Vice President Finance & Administration and Chief Financial Officer is expected to attend all Committee meetings and attendance by the President and the Chief Executive Officer is desirable. The audit partner from the external auditors must meet with the Committee at least twice a year and may request a meeting with the Committee at any time.

The Committee shall report to the Board on all proceedings, deliberations, decisions and recommendations of the Committee at the first subsequent meeting of the Board, and at such other times and in such manner as the Board may require or as the Committee may, in its discretion, consider advisable.

Authority

The Committee shall have unrestricted direct access to IMRIS’s external auditors as well as full access to all IMRIS books, records, facilities, and personnel. The Committee may require such IMRIS officers, directors and employees as it may see fit from time to time to provide any information about IMRIS as it may deem appropriate and to attend and assist at meetings of the Committee. The Committee may adopt policies and procedures for carrying out its responsibilities. The Committee may, in its sole discretion and at IMRIS’s expense, retain, and agree to compensate, outside advisors (including independent counsel) to assist with the performance of its duties. The Committee may delegate from time to time to any person, including any individual member of the Committee or to a subcommittee, any of the Committee’s responsibilities that lawfully may be delegated. IMRIS shall provide appropriate funding, as determined by the Committee, for payment of (i) compensation to the external auditor to prepare and issue an audit report or perform other audit, review or attest services for IMRIS, (ii) compensation to any outside advisors employed by the Committee, and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out the Committee’s duties.

Responsibilities

In general, the Committee performs a number of roles, including : (i) managing, on behalf of IMRIS’s shareholders, the relationship between IMRIS and its external auditors and enhancing the independence of the external auditors, (ii) assisting directors in meeting their financial oversight responsibilities, overseeing the audit and financial reporting process and increasing the credibility and objectivity of financial reporting, (iii) overseeing the design, implementation and on-going effectiveness of a system of internal controls and (iv) overseeing the process by which IMRIS assesses and manages risk. The Committee will have the specific duties and responsibilities set out below, as well as other such duties that are, in the opinion of the Board, in line with the purpose of the Committee as stated above.

Relationship with Auditors

The Committee is responsible for managing, on behalf of IMRIS’s shareholders, the relationship between IMRIS and its external auditors. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a)
be directly responsible, in the Committee’s capacity as a committee of the Board and subject to the rights of shareholders and applicable law, for appointing, retaining and determining the compensation of the external auditor;

(b)
oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for IMRIS, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(c)
establish procedures to monitor and oversee the independence of the external auditor and take necessary actions to eliminate all factors that might impair or be perceived to impair the independence of the external auditor;

(d)
annually require the external auditor to identify the relationships that may affect its independence and to provide a formal written statement delineating all relationships between the external auditor and IMRIS, and actively engage in a dialogue with the external auditor with respect to any disclosed relationships or services that may affect the objectivity and independence of the external auditor;

(e)	if desirable, establish policies and procedures for the review and pre-approval of all audit and permitted non-audit services to be provided by external auditors to IMRIS or its subsidiaries;

(f)
consider and if deemed desirable, pre-approve all audit and permitted non-audit services to be provided to IMRIS or its subsidiaries by the external auditor, which pre-approval may be delegated to one or more Member in accordance with applicable law;

(g)
ensure that the external auditor reports directly to the Committee and meets with the Committee or the Board without management present at each regularly scheduled meeting of the Committee or the Board~~.~~ ; and

(h)
obtain assurance from the external auditor that disclosure to the Committee is not required pursuant to the provisions of United States securities laws regarding the discovery of illegal acts by the external auditor.

Audit and Financial Reporting

The Committee is responsible for overseeing the accounting and financial reporting process of IMRIS and the audits of the financial statements of IMRIS. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a)	review, establish and monitor each annual audit of the external auditor with a written audit plan, including scope, fees and schedule;

(b)	review with both management and the external auditor the appropriateness and acceptability of IMRIS’s critical accounting policies and any proposed changes thereto;

(c)
review with management and the external auditor the presentation and impact of significant risks and uncertainties associated with IMRIS’s business, all alternative treatments of financial information with generally accepted accounting principles that have been discussed with management, the material assumptions made by management relating to them and their effect on IMRIS’s financial statements;

(d)	question management and the external auditor regarding financial reporting issues discussed during the fiscal period;

(e)	review any problems experienced by the external auditor in performing audits;

(f)	review and discuss the audited annual financial statements in conjunction with the external auditor and review with management all significant variances between comparative reporting periods;

(g)	review and discuss the external auditor’s report with the external auditor and management;

(h)
review all material written communications between the external auditor and management, including post audit or management letters containing recommendations of the external auditors, management’s response and follow up with respect to the identified weaknesses;

(i)	review with management and with the external auditors, as appropriate, IMRIS’s annual and interim financial statements, MD&A and earnings press releases prior to their public dissemination;

(j)
satisfy itself that adequate procedures are in place for the review of IMRIS’s public disclosure of financial information extracted or derived from IMRIS’s financial statements (including, without limitation, the use of “pro forma” or non-GAAP financial information), other than the public dissemination referred to in (i) above, and periodically assess the adequacy of those procedures;

(k)	review with management IMRIS’s relationship with the regulators and the quality of its filings with the regulators; and

(l)
review with the Executive Vice President Finance & Administration and Chief Financial Officer and external legal counsel any current or anticipated litigation or legal activity that could have a material effect on IMRIS’s financial position.

Internal Controls and Procedures

The Committee is responsible for overseeing the design, implementation and on-going effectiveness of policies and procedures for providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of IMRIS; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of IMRIS are being made only in accordance with authorizations of management and directors of IMRIS; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of IMRIS’s assets that could have a material effect on the financial statements (“Internal Controls”). In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a)
establish (under the supervision of IMRIS’s Executive Vice President Finance & Administration and Chief Financial Officer, and the Chief Executive Officer), monitor and review a system of Internal Controls;

(b)
establish procedures for: (i) the receipt, retention and treatment of complaints received by IMRIS regarding accounting matters, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by IMRIS employees of concerns regarding questionable accounting or auditing matters, and monitor compliance with IMRIS’s Policy for Receipt of Complaints and Whistleblower Protection Policy on Financial Matters and oversee, coordinate and review all investigations undertaken thereunder;

(c)	consult with the external auditor regarding the adequacy of the Internal Controls and review with the external auditor its report on the Internal Controls;

(d)
review with the President and Chief Executive Officer, the Executive Vice President Finance & Administration and Chief Financial Officer, and the external auditor: (i) all significant deficiencies and material weaknesses in the design or operation of IMRIS’s Internal Controls that could adversely affect IMRIS’s ability to record, process, summarize and report financial information required to be disclosed by IMRIS in the reports that it files or submits with applicable securities regulators within the required time periods, and (ii) any fraud, whether or not material, that involves management of IMRIS or other employees who have a significant role in IMRIS’s Internal Controls;

(e)	address, on a regular basis, any perceived shortcomings in the Internal Controls;

(f)	review the involvement of officers and directors in any matter related to business ethics or potential conflict of interest and advise the Board on the appropriate course of action;

(g)
ensure that no individual who is, or in the past 3 years has been, affiliated with or employed by a present or former auditor of the Company or an affiliate, is hired by the Company unless permitted by applicable laws,

(h)
prior to IMRIS entering into any Related Transaction, review and oversee the Related Transaction for potential conflict of interest situations on an ongoing basis, and recommend the approval or rejection or ratification of any Related Transaction by the Board. For the purposes of this Mandate, a “Related Transaction” means a business transaction or contract between IMRIS and a party in which an IMRIS “related party” has a direct or indirect interest. A “related party” is a director or officer of IMRIS, or an immediate family member of a director or officer of IMRIS (which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of such director, executive officer or nominee for director, and any person (other than a tenant or employee) sharing the household of such director or officer;

(i)	annually, review any ongoing Related Transactions and report to the Board; and

(j)	obtain from management adequate assurances that all statutory payments and withholdings have been made.

Risk Management

The Committee is responsible for overseeing the process by which IMRIS assesses and manages risk, including the relationship of IMRIS’s compensation policies and practices to risk management. In furtherance of this responsibility, as delegated by the Board, the Committee shall:

(a)	identify risks inherent in IMRIS’s business (“Risks”);

(b)	maintain policies and procedures that address the Risks on a reasonable, cost-effective basis;

(c)
in conjunction with management, review, on an annual basis, all aspects of IMRIS’s risk management program, including all significant policies and procedures relating to insurance coverage, foreign exchange exposures and investments (including IMRIS’s use of financial risk management instruments);

(d)	review policies and practices with respect to off-balance sheet transactions and trading and hedging activities, and consider the results of any review of these areas by the external auditor;

(e)	review management’s processes in place to prevent and detect fraud;

(f)	monitor compliance with environmental codes of conduct and legislation; and

(g)	monitor compliance with safety codes of conduct and legislation.

Other

In furtherance of its duties, the Committee shall:

(h)	meet regularly with management to discuss any areas of concern to the Committee or management;

(i)	consider whether the quality of employees involved in the audit and financial reporting process and the processes described herein meets an acceptable standard;

(j)	recommend to the Board a system of corporate governance policies and practices, monitor its implementation and co-ordinate an annual corporate governance review by the Board;

(k)
make recommendations to the Board on an ongoing basis concerning corporate governance in general and regarding the Board’s stewardship role in the management of IMRIS including the roles and responsibilities of directors and the recommendation of appropriate policies and procedures to ensure directors carry out their duties with due diligence and in compliance with all legal requirements;

(l)
at least annually formally review and make recommendations on the composition of the Board and its committees, including a review of what competencies and skills the Board, as a whole, should possess and currently possesses and a review of the appropriate size of the Board in order to facilitate effective decision-making;

(m)	monitor outside corporate governance regulations and developments, keep the Board sufficiently informed and recommend actions as appropriate;

(n)	ensure that any required corporate governance disclosures are duly reported on, and approve the information to be disclosed;

(o)
identify and recommend for nomination to the Board individuals qualified to become new Board and/or committee members, taking into consideration the matters set forth under the heading “Individual Directors” in the Board of Directors Mandate;

(p)
ensure that newly elected directors and committee members receive an effective and comprehensive orientation and that all directors are provided continuing education opportunities, both to maintain and enhance their skills and abilities as directors and, as applicable, committee members and to ensure their knowledge and understanding of IMRIS business remains current;

(q)	ensure that a majority of the directors are “independent” according to applicable rules and regulations;

(r)	develop a review process (the “Process”) for periodic assessment of the effectiveness of each director, the Board and each of its committees and co-ordinate, supervise and assess the Process;

(s)
establish procedures for effective Board meetings and otherwise ensure that processes, procedures and structures are in place to ensure that the Board functions independently of management and without conflicts of interest;

(t)
ensure that appropriate processes are established by the Board to fulfill its responsibility for (i) oversight of strategic direction and development and review of ongoing results of operations and (ii) oversight of investor relations and public relations activities and procedures for the effective monitoring of its shareholder base, receipt of shareholder feedback and responses to shareholder concerns;

(u)
review, recommend the adoption of, and monitor compliance with IMRIS’s strategic corporate policies, including its Disclosure and Confidentiality Policy, Insider Trading Policy, Code of Business Conduct and Ethics, and other relevant policies associated with ensuring an effective system of corporate governance (the “Policies”);

(v)	meet with IMRIS’ Disclosure Committee on an annual basis to discuss the effectiveness of IMRIS’s Disclosure and Confidentiality Policy;

(w)	review with legal counsel compliance with applicable laws and regulations and inquiries received from regulators and governmental agencies;

(x)	authorize and oversee the investigation of any alleged breach of any Policies;

(y)	review the mandates of the Board’s committees and any recommendations received from such committees and recommend appropriate changes;

(z)	annually evaluate the Committee’s performance as compared to the requirements of this Charter; and

(aa)	annually review and reassess the adequacy of the Committee’s Charter and any other documents used by the Committee in fulfilling its responsibilities; and

(bb)	review, monitor and make recommendations regarding the initial orientation and education of new Board of Directors members, and the ongoing education of directors.

Chairman

The Chairman’s primary role is to ensure that the Committee functions properly, meets its obligations and responsibilities, fulfills its purpose and that its organization and mechanisms are in place and are working effectively. More specifically, the Chairman shall:

(a)	chair meetings of the Committee;

(b)
in consultation with the Chairman of the Board, the Members, the Executive Vice President Finance & Administration and Chief Financial Officer, and Corporate Secretary, set the agendas for the meetings of the Committee;

(c)
in collaboration with the Chairman of the Board, the President and Chief Executive Officer, the Executive Vice President Finance & Administration and Chief Financial Officer and the Corporate Secretary, ensure that agenda items for all Committee meetings are ready for presentation and that adequate information is distributed to Members in advance of such meetings in order that Members may properly inform themselves on matters to be acted upon;

(d)	assign work to Members;

(e)	act as liaison and maintain communication with the Chairman of the Board and the Board to optimize and co-ordinate input from directors, and to optimize the effectiveness of the Committee; and

(f)	provide leadership to the Committee with respect to its functions as described in this Mandate and as otherwise may be appropriate.

APPENDIX “B”

IMRIS INC.

AUDIT AND GOVERNANCE COMMITTEE
AUDITOR SERVICES PRE-APPROVAL POLICY

1.	Purpose of Auditor Services Pre-approval Policy

The Audit and Governance Committee of the Board of Trustees (the “Board”) of IMRIS Inc. (the “Corporation”) has adopted this Auditor Services Pre-Approval Policy (the “Policy”) as part of the Corporation’s comprehensive Corporate Governance Policy in order to provide to its personnel the policies and procedures followed by the Audit and Governance Committee in reviewing and pre-approving services to be provided to the Corporation and its subsidiaries (collectively ,the “Corporation”) by the Corporation’s independent external auditor (the “External Auditor”), and to disclose those policies and procedures to the Corporation’s shareholders.

The policies and procedures in this policy are set forth as guidelines. They do not constitute requirements or create legal obligations. The Audit and Governance Committee may supplement or modify the policies and procedures as appropriate in its discretion, or it may choose to pre-approve External Auditor services in other ways that it deems advisable in its business judgment.

2.	Statement of Principle

The Audit and Governance Committee should evaluate all services that are proposed to be performed by the External Auditor of the Corporation, before those services are commenced, in order to ensure that the provision of the services will not impair the External Auditor’s independent status under applicable securities laws. Services should not be commenced by the External Auditor of the Corporation unless and until the specific service has been approved by the Audit and Governance Committee or its designee.

3.	Delegation of Authority

To the extent a service is not pre-approved by the full Audit and Governance Committee, the Audit and Governance Committee elects to delegate its pre-approval authority to the Chair of the Audit and Governance Committee, and delegates the responsibility for coordinating the External Auditor services to the Chief Financial Officer, within the parameters of this Policy. The Chair of the Audit and Governance Committee shall report any granted pre-approvals to the Audit and Governance Committee at its next scheduled meeting. The Audit and Governance Committee shall not delegate to management the Audit and Governance Committee’s responsibilities for pre-approving audit and non-audit services to be performed by the External Auditor.

4.	Policy and Procedures

The Corporation will not engage the External Auditor to carry out any non-audit services prohibited by applicable law, regulation, rule or accounting or auditing standard. A list of prohibited services (“Prohibited Services”) is provided in Appendix B1, and may be amended from time to time to add any other services prohibited by applicable law, regulation, rule or accounting or auditing standard.

The Audit and Governance Committee, either directly or through delegated authority, will consider the pre-approval of permitted audit and non-audit services to be performed by the External Auditor. A non-exclusive list of permitted services is provided in Appendix B2, and may be amended from time to time to add any other services permitted by applicable regulators.

All pre-approvals granted under this Polcy shall be sufficiently detailed as to the particular services being provided that it will not be necessary for management of the Corporation to exercise any discretion in determining whether a particular service has been pre-approved hereunder.

For permitted services the following pre-approval policies will apply:

(a) Audit Services

Annually, the Audit and Governance Committee will pre-approve all audit services provided by the External Auditor, as submitted jointly by the Chief Financial Officer and the External Auditor. Any additional requests for pre-approval of audit services should be addressed as described in (c) below.

(b) Pre-Approval of Audit Related, Tax and Other Non-audit Services

Annually, the Audit and Governance Committee will pre-approve the audit -related, tax and other non-audit services to be provided by the External Auditor that are recurring or otherwise reasonably expected to be provided, as submitted jointly by the Chief Financial Officer and the External Auditor. The Audit and Governance Committee shall be subsequently informed, at least quarterly, of the services for which the External Auditor has been actually engaged. Any additional requests for pre-approval shall be addressed on a case-by-case specific engagement basis as described in (c) below.

(c) Approval of Additional Services

With respect to services not covered in (a) or (b) above, the employee of the Corporation making the pre-approval request shall submit the request to the Corporation’s Chief Financial Officer. The request should include a description of the service to be provided, the estimated fee, a statement that the service is not a Prohibited Service, and the reason the External Auditor is being engaged.

(i) Services where the aggregate fees are estimated to be less than or equal to $7,500 (in either U.S. or Canadian dollars).

Recommendations in respect of each proposed engagement shall be submitted by the Corporation’s Chief Financial Officer to the Chair of the Audit and Governance Committee for consideration and approval. If the engagement is approved by the Chair, the Audit and Governance Committee shall be informed of the pre-approval at its next scheduled meeting. The engagement may commence upon approval of the Chair of the Audit and Governance Committee.

(ii) Services where the aggregate fees are estimated to be greater than $7,500 and less than or equal to $50,000 (in either U.S. or Canadian dollars).

Recommendations in respect of each proposed engagement shall be submitted by the Corporation’s Chief Financial Officer to the Chair of the Audit and Governance Committee for consideration and approval. If the engagement is approved by the Chair, the Audit and Governance Committee shall be informed of the pre-approval at its next scheduled meeting. The engagement may commence upon approval of the Chair of the Audit and Governance Committee.

(iii) Services where the aggregate fees are estimated to be greater than $50,000 (in either U.S. or Canadian dollars).

Recommendations~~,~~ in respect of each engagement shall be submitted by the Corporation’s Chief Financial Officer to the full Audit and Governance Committee for consideration and approval, generally at its next meeting or at a special meeting called for the purpose of approving such services. The engagement may commence upon approval of the full Audit and Governance Committee.

5. De Minimis Exception

The Audit and Governance Committee recognizes that applicable laws provide for an exception to the pre-approval requirements for permitted non-audit services, provided all such services were not recognized at the time of the engagement to be non-audit services and, once recognized, are promptly brought to the attention of the Audit and Governance Committee and approved prior to the completion of the audit. The aggregate amount of all services approved in this manner may not constitute more than five percent of the total fees paid to the External Auditor during the fiscal year in which the services are provided.

6. Disclosure of Pre-Approval Policies and Procedures

Annually, the Corporation shall publicly disclose the Audit and Governance Committee’s pre-approval policies and procedures and the fees billed or, if applicable, paid to the External Auditors, in accordance with regulatory requirements.

Appendix B1

Background and Prohibited Services

Background

On January 1, 2004, the Canadian Institute of Chartered Accountants’ (CICA) revised Rules of Professional Conduct on auditor independence became effective. As they relate to public companies these new rules are very similar to the revised independence rules of the Securities and Exchange Commission (SEC) that became effective on May 6, 2003. They include prohibitions or restrictions on services that may be provided by auditors to their audit clients and require that all services provided to a listed entity audit client, including its subsidiaries, be pre-approved by the client’s audit committee.

In addition, under Canadian Securities Administrators (CSA) and SEC rules, a public company’s Audit and Governance Committee shall be responsible for pre-approving all audit and permitted non-audit services to be provided to the company or its subsidiaries by the company’s external auditors or the external auditors of the company’s subsidiaries.

Under both Canadian and United States rules, pre-approval of services by the Audit and Governance Committee may be accomplished either by specific approval of each engagement or by adopting proper pre-approval policies and procedures.

Prohibited Services

The rules identify the following ten types of non-audit services that are deemed inconsistent with an auditors’ independence (“Prohibited Services”):

1.	Bookkeeping or other services related to the audit client’s accounting records or financial statements.
2.	Financial information systems design and implementation.
3.	Appraisal or valuation services, fairness opinions, or contributions-in-kind reports.
4.	Actuarial services.
5.	Internal audit outsourcing services.
6.	Management functions.
7.	Human resources.
8.	Certain corporate finance and other services.
9.	Legal services.
10.	Certain expert services unrelated to the audit.

The rules provide further details as to the specific nature of services within these categories that are prohibited.

Appendix B2

Permitted Services

Permitted Services

The Audit and Governance Committee will consider the pre-approval of permitted services to be performed by the External Auditor in each of the following broad categories:

(a) Audit Services:

Include services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements. Examples of such services may include:

(i)	Annual audit of consolidated financial statements.
(ii)	Quarterly intermediate review of interim consolidated financial statements.
(iii)	Other audit and special reports which include among others:
(iv)	accounting consultations and tax services required to perform an audit;
(v)	periodic reports and other documents filed with securities regulatory bodies or other documents; and
(vi)	reports issued in connection with securities offerings
(vii)	Attestation engagements relative to applicable securities laws.

(b) Audit -Related Services:

Include services by an external auditor that are reasonably related to the performance of the audit of the issuer’s financial statements and are not reported as Audit Services. Examples of such services may include:

(i)	Audits of pension and other benefit plans.
(ii)
Consultations concerning accounting and financial reporting standards, such as discussion, research consultations and auditing procedures relating to new pronouncements, usual or non-recurring transactions and other technical topics which are generally non-recurring.

(iii)	Assistance with statutory financial reporting, such as providing technical advice and compliance (preparation) services in connection with required statutory filings.
(iv)	Assistance with financial due diligence (non-tax) performed on potential acquisition targets.
(v)	Auditing procedures and special reports (as periodically requested).
(vi)	Internal control reviews and assistance with internal control reporting requirements
(vii)
Consultations by the Company's management as to the accounting or disclosure treatment of transactions or events and/or the actual or potential impact of final or proposed rules, standards or interpretations by securities regulators, or other regulatory or standard-setting bodies (Note: Under securities laws, some consultations may be "audit" services rather than "audit-related" services)

(c) Tax Services:

Include professional services rendered by an external auditor for tax compliance, tax advice, and tax planning. Examples of such services may include:

(i)	Advice and assistance with regard to tax compliance, tax planning and audit defense.
(ii)	Tax-related due diligence performed on potential acquisition targets.
(iii)	Review of tax returns on a pre-filing basis.
(iv)
Consultation on tax technical matters, such as tax basis and earnings and profits computations; evaluating the deductibility of certain expenses and creditability of certain expenses and income items; and advice on accounting methods, timing issues, compliance matters and characterization issues.

(v)	Technical and procedural advice in connection with examination by various tax jurisdictions.

(d) Other Services

Include products and services provided by the external auditor not included in the previous three categories. Examples of such services may include, if not Prohibited Services:

(i)	Valuations.
(ii)	Information technology advisory and risk management.
(iii)	Actuarial; forensic and related services.
(iv)	Corporate recovery.
(v)	Transactions.
(vi)	Corporate finance.
(vii)	Project risk management.
(viii)	Operational advisory and risk management; and
(ix)	Regulatory and compliance.